Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND AMONG

CEB INC.,

AS THE PURCHASER,

CXO ACQUISITION CO.,

SPORTS LEADERSHIP ACQUISITION CO.,

AND

CXO ACQUISITION HOLDINGS, LLC,

AS THE SELLER

Dated as of April 4, 2016

- i -

4.15	Employee Matters	22
4.16	Brokers	23
4.17	Customers	23
4.18	Transactions with Affiliates	23
4.19	Disclaimer of Other Representations and Warranties	24

Article V REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		24

5.1	Organization	24
5.2	Authority and Validity	25
5.3	Consents and Approvals; No Violation	25
5.4	Financial Capability	25
5.5	Brokers	26
5.6	Litigation	26
5.7	Inspection; No Reliance	26
5.8	Disclaimer of Other Representations and Warranties	26

Article VI ADDITIONAL AGREEMENTS		27

6.1	Further Assurances	27
6.2	Supplement to Disclosure Schedules	28
6.3	Confidentiality	28
6.4	Publicity	29
6.5	Tax Matters	29
6.6	Conduct of the Business Prior to the Closing	33
6.7	Pre-Closing Period Access to Information	36
6.8	Post-Closing Preservation of Records	36
6.9	No Solicitation	37
6.10	Director and Officer Indemnification and Insurance	37
6.11	Employment and Benefit Matters	38
6.12	Affiliate Agreements	39
6.13	Resignation Letters	39
6.14	401(k) Plan	39
6.15	Privacy Policy	39
6.16	Domain Name Assignment	39

Article VII CONDITIONS PRECEDENT		40

7.1	Conditions to Each Party’s Obligation	40
7.2	Conditions to Obligation of the Purchaser	40
7.3	Conditions to Obligation of the Seller	41
7.4	Frustration of Closing Conditions	41

Article VIII INDEMNIFICATION; CERTAIN REMEDIES		41

8.1	Survival	41
8.2	Indemnification of Purchaser Indemnified Parties	42
8.3	Indemnification of Seller Indemnified Parties	42

- ii -

8.4	Limitations on Indemnification	43
8.5	Indemnification Procedures	44
8.6	Calculation of Losses	46
8.7	Tax Treatment of Indemnity Payments	47
8.8	Exclusive Remedy; Release	47

Article IX GENERAL PROVISIONS		47

9.1	Expenses	47
9.2	Notices	48
9.3	Interpretation	49
9.4	Counterparts; Electronic Delivery	49
9.5	Entire Agreement; Construction	50
9.6	Amendment	50
9.7	Waiver	50
9.8	Governing Law	50
9.9	Severability	51
9.10	Assignment	51
9.11	No Third Party Beneficiaries	51
9.12	Enforcement of Agreement	52
9.13	Waiver of Jury Trial	52
9.14	Conflicts and Privilege	52

SCHEDULES

Schedule I	-	Definitions
Schedule II	-	Disclosure Schedules
Schedule III	-	Purchaser Disclosure Schedule

EXHIBITS

Exhibit A	-	Form of Escrow Agreement

- iii -

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of April 4, 2016, by and among (i) CEB Inc., a Delaware corporation (the “Purchaser”), (ii) CXO Acquisition Holdings, LLC, a Delaware limited liability company (the “Seller”), (iii), CXO Acquisition Co., a Delaware corporation and wholly-owned subsidiary of Seller (“CXO Midco”), and (iv) Sports Leadership Acquisition Co., a Delaware corporation and wholly-owned subsidiary of Seller (“SL Midco”, together with CXO Midco, the “Company Entities” and each, a “Company Entity”). The Purchaser, the Seller, CXO Midco and SL Midco are each referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used herein and not otherwise defined have the meanings set forth on Schedule I hereto and the contents of such Schedule I are deemed incorporated herein by reference in their entirety and shall constitute part of this Agreement for all purposes.

RECITALS

WHEREAS, the Seller owns all of the issued and outstanding Company Entity Shares; and

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to acquire from the Seller, all of the issued and outstanding Company Entity Shares, subject to the terms and conditions set forth herein.

AGREEMENTS

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations and warranties contained herein and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

SALE AND PURCHASE OF SHARES

1.1 Sale and Purchase of Company Entity Shares. On the terms and subject to the conditions contained herein, on the Closing Date, the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, the Company Entity Shares free and clear of all Liens (other than (i) those Liens created or caused by Purchaser and (ii) restrictions on transfer pursuant to federal, state or local securities Laws).

1.2 Purchase Price. As consideration for the purchase of the Company Entity Shares, the Purchaser shall pay to the Seller the Aggregate Purchase Price, payable as set forth in Section 2.3, and subject to adjustments as set forth in Section 1.3 and Section 1.4 (which such adjustments, for the avoidance of doubt, shall be settled solely in accordance with the terms of Section 1.3 and Section 1.4 and shall not be subject to the limitations set forth in Article VIII). For the avoidance of doubt, whenever the Purchaser is obligated to make payments under this Agreement to the Seller, including with respect to the Aggregate Purchase Price, payable as set forth in Section 2.3, and any adjustments as set forth in Section 1.3 and Section 1.4, the

Purchaser shall satisfy its obligations under this Agreement by making payments to the Seller (or as otherwise directed by the Seller) and shall have no responsibility or liability whatsoever in respect of any distribution by the Seller (or at the Seller’s direction) to the Seller’s stakeholders of any amounts received by the Seller (or receivable by the Seller but directed by the Seller to be paid to any other Person), whether pursuant to the terms of the Seller’s Governing Documents or otherwise, it being agreed that the amount and timing of all such distributions shall be the sole responsibility of the Seller.

1.3 Estimated Aggregate Purchase Price. No later than three (3) Business Days prior to the Closing Date, the Seller shall deliver to the Purchaser a statement (the “Estimated Closing Statement”), prepared in good faith, setting forth (a) an estimate of (i) the Closing Date Net Working Capital Amount (and related Net Working Capital Adjustment), (ii) the Closing Cash, (iii) the Closing Indebtedness (the “Estimated Closing Indebtedness”) and (iv) the Selling Expenses (the “Estimated Selling Expenses”) and (b) on the basis of the foregoing, a calculation of the Aggregate Purchase Price (such amount, the “Estimated Aggregate Purchase Price”), together with reasonably detailed supporting documentation. The Estimated Closing Statement and all of the calculations set forth therein shall be prepared in accordance with GAAP applied in a manner consistent with past practices and the Agreed Accounting Principles.

1.4 Post-Closing Purchase Price Adjustment.

(a) The Purchaser shall deliver, or cause to be delivered, to the Seller, as soon as practicable, but in no event more than forty-five (45) days after the Closing Date, a preliminary statement prepared in good faith and in the same form as the Estimated Closing Statement (the “Preliminary Statement”) setting forth (i) the calculation of (A) the Closing Date Net Working Capital Amount, (B) the Closing Cash, (C) the Closing Indebtedness and (D) the Selling Expenses, along with reasonable supporting detail to evidence the calculations of such amounts and (ii) on the basis of the foregoing, a calculation of the Aggregate Purchase Price. The Preliminary Statement and all of the calculations set forth therein shall be prepared in accordance with GAAP applied in a manner consistent with past practices and the Agreed Accounting Principles.

(b) The Seller shall have forty-five (45) days to review the Preliminary Statement from the date of its receipt thereof (the “Review Period”). During the Review Period, the Seller shall have reasonable access during normal business hours to the books and records, personnel and advisors of each Company Entity and its Subsidiaries to the extent reasonably required in connection with such review. If the Seller objects to any aspect of the Preliminary Statement, the Seller must deliver a written notice of such objection (the “Objection Notice”) to the Purchaser on or prior to the expiration of the Review Period, which notice shall specify in reasonable detail those items or amounts in the Preliminary Statement as to which the Seller disagrees (the “Disputed Items”). If the Seller delivers an Objection Notice to the Purchaser prior to the expiration of the Review Period as provided in this Section 1.4(b), the Purchaser and the Seller shall, for a period of thirty (30) days thereafter (the “Resolution Period”), attempt in good faith to resolve the matters contained therein, and any written resolution, signed by each of the Purchaser and the Seller, as to any such matter shall be final, binding, conclusive and non-appealable for all purposes hereunder. In the event the Seller does not deliver an Objection Notice to the Purchaser as provided in this Section 1.4(b) prior to the expiration of the Review

Period, the Seller shall be deemed to have agreed to the Preliminary Statement in its entirety, which Preliminary Statement (and the calculations and amounts therein) or undisputed portions thereof (as the case may be) (and the corresponding Final Statement and Final Aggregate Purchase Price calculated on the basis thereof) shall be final, binding, conclusive and non-appealable for all purposes hereunder.

(c) If, at the conclusion of the Resolution Period, the Purchaser and the Seller have not reached an agreement with respect to all disputed matters contained in the Objection Notice, then within ten (10) Business Days thereafter, the Purchaser and the Seller shall submit for resolution those of such matters remaining in dispute to PricewaterhouseCoopers LLP, or if such firm is unavailable or unwilling to so serve, to a mutually acceptable nationally recognized independent accounting firm (as the case may be, the “Neutral Arbitrator”). The Neutral Arbitrator shall act as an arbitrator to resolve (based solely on the written presentations of the Purchaser and the Seller and not by independent review) only those matters submitted to it in accordance with the first sentence of this Section 1.4(c). The Purchaser and the Seller shall direct the Neutral Arbitrator to render a resolution of all such disputed matters within thirty (30) days after its engagement or such other period agreed upon in writing by the Purchaser and the Seller. The resolution of the Neutral Arbitrator shall be set forth in a written statement delivered to each of the Purchaser and the Seller and shall be final, binding, conclusive and non-appealable for all purposes hereunder, absent fraud or manifest error. The Preliminary Statement, once modified and/or agreed to in accordance with Section 1.4(b) and/or this Section 1.4(c), shall become the “Final Statement,” and the calculation of Aggregate Purchase Price on the basis of the calculations and amounts set forth in the Final Statement is referred to as the “Final Aggregate Purchase Price.”

(d) All fees and expenses relating to the work performed by the Neutral Arbitrator shall be borne by the Purchaser, on the one hand, and the Seller, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as determined by the Neutral Arbitrator. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Neutral Arbitrator shall be borne by the Party incurring such cost and expense.

(e) If the Estimated Aggregate Purchase Price exceeds the Final Aggregate Purchase Price (the amount of such excess, the “Downward Adjustment Amount”), then the Seller and the Purchaser shall promptly execute and deliver a written instruction to the Escrow Agent to (i) make a disbursement of the Downward Adjustment Amount to the Purchaser, first, from the Working Capital Escrow Amount, and, to the extent the Downward Adjustment Amount exceeds the Working Capital Escrow Amount, thereafter from the Indemnity Escrow Amount, and (ii) make a the disbursement of the remaining amount of the Working Capital Escrow Amount, if any, to the Seller (or one or more accounts designated by the Seller).

(f) If the Final Aggregate Purchase Price exceeds the Estimated Aggregate Purchase Price (the amount of such excess, the “Upward Adjustment Amount”), then (i) the Purchaser shall pay, within three (3) Business Days after the date on which the Preliminary Statement becomes the Final Statement, by wire transfer of immediately available funds, to the Seller (or one or more accounts designated by the Seller) an amount equal to the Upward

Adjustment Amount, and (ii) the Seller and the Purchaser shall promptly execute and deliver a written instruction to the Escrow Agent to make a disbursement of the Working Capital Escrow Amount to the Seller (or one or more accounts designated by the Seller).

1.5 Escrow Accounts. The Escrow Amounts to be deposited with the Escrow Agent pursuant to Section 2.3(b) shall each be held in an escrow account (the “Indemnity Escrow Account” and the “Working Capital Escrow Account,” respectively, and, collectively, the “Escrow Accounts”) in accordance with the terms of this Agreement and the Escrow Agreement. The Indemnity Escrow Amount shall be released and paid on the twelve (12) month anniversary of Closing (the “Escrow Termination Date”) in accordance with the terms of this Agreement and the Escrow Agreement. Each Party agrees that for all Tax purposes: (i) the right of the Seller to the Escrow Amounts shall be treated as deferred contingent purchase price eligible for installment treatment under Section 453 of the Code and any corresponding provision of foreign, state or local Law, as appropriate, (ii) the Purchaser shall be treated as the owner of the Escrow Accounts, and all interest and earnings earned from the investment and reinvestment of the Escrow Amounts, if any, or any portion thereof, shall be allocable to the Purchaser pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8, (iii) if and to the extent any amount of the Escrow Amounts is actually distributed to the Seller, interest may be imputed on such amount payable to the Seller, as required by Section 483 or 1274 of the Code, and (iv) in the event that the total amount of any interest and earnings on the portion of the Escrow Amounts that is paid to the Seller exceeds the imputed interest, such interest shall be treated as interest or other income and not as purchase price. Clause (iv) of the preceding sentence is intended to ensure that the right of the Seller to the Escrow Amounts and any interest and earnings earned thereon is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder. No Party shall take any action or filing position inconsistent with the foregoing.

1.6 Tax Withholding. Notwithstanding anything herein to the contrary, the Purchaser, the Company Entities, and the Escrow Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts required to be deducted and withheld from such Person with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign law relating to Taxes; provided, that the Purchaser, the Company Entities or the Escrow Agent, as applicable, shall use reasonable efforts to give reasonable advance notice to the Seller prior to any such withholding other than with respect to the Sales Bonus or Taxes imposed as a result of a failure to deliver applicable Tax forms. To the extent that amounts are so withheld by the Purchaser or, if applicable, the Company Entities or the Escrow Agent, and are remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

ARTICLE II

CLOSING AND TERMINATION

2.1 Closing; Closing Date. Subject to the terms and conditions of this Agreement, the closing of the Transaction (the “Closing”) shall take place at 10:00 a.m., New York time, at the offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018, no later than two (2) Business Days following the satisfaction or waiver of all conditions precedent specified under Article VII hereof (except for those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at such time), or such other date, place and time as the Parties may agree in writing (the “Closing Date”). The Closing shall be effective as of 12:01 a.m., New York time, on the Closing Date.

2.2 Closing Deliveries.

(a) At the Closing, the Seller shall deliver (or cause to be delivered) to the Purchaser:

(i) an officer’s certificate, dated as of the Closing Date, duly executed by an authorized officer of the Seller, relating to the satisfaction of the Closing conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c);

(ii) the Escrow Agreement, duly executed by the Seller; and

(iii) the original certificate(s) representing the Company Entity Shares, together with duly executed stock powers in proper form or an affidavit of loss attesting to the loss or destruction of original certificate(s).

(b) At the Closing, the Purchaser shall deliver (or cause to be delivered) to the Seller:

(i) an officer’s certificate, dated as of the Closing Date, duly executed by an authorized officer of the Purchaser, relating to the satisfaction of the Closing conditions set forth in Section 7.3(a) and Section 7.3(b); and

(ii) the Escrow Agreement, duly executed by a duly authorized officer of the Purchaser and the Escrow Agent.

2.3 Payments at the Closing.

(a) Closing Date Payment. At the Closing, the Purchaser shall pay (or cause to be paid) to the Seller, by wire transfer of immediately available funds to such account as specified in instructions delivered to the Purchaser by the Seller prior to the Closing, a cash amount equal to the Estimated Aggregate Purchase Price minus the sum of the Indemnity Escrow Amount and the Working Capital Escrow Amount (the “Closing Date Payment”).

(b) Escrow Amounts. At the Closing, the Purchaser shall deliver to Wilmington Trust, N.A., as escrow agent (the “Escrow Agent”), under the escrow agreement dated the Closing Date, by and among the Purchaser, the Seller and the Escrow Agent, substantially in the form of Exhibit A hereto (the “Escrow Agreement”), (i) an amount equal to Thirteen Million Seven Hundred Fifty Thousand Dollars ($13,750,000) (the “Indemnity Escrow Amount”) and (ii) an amount equal to Five Hundred Thousand Dollars ($500,000) (the “Working Capital Escrow Amount” and, together with the Indemnity Escrow Amount, collectively, the “Escrow Amounts”).

(c) Selling Expenses. At the Closing, the Purchaser will pay (or cause to be paid) in cash the amount of the Estimated Selling Expenses (other than the Sale Bonuses) payable to each payee thereof by wire transfer of immediately available funds to such payee’s account as specified in instructions delivered to the Purchaser by the Seller prior to the Closing.

(d) Indebtedness. At the Closing, the Purchaser shall pay, or cause to be paid, to each Person owed any portion of the Estimated Closing Indebtedness to be repaid at the Closing and as set forth on Schedule 2.3(d), in cash an amount equal to such Estimated Closing Indebtedness owed to such Person, as specified in a payoff letter received from such Person or Persons in a form reasonably acceptable to the Purchaser (such payoff letter to specify the amount that, if paid on the Closing Date, would be sufficient to discharge all liabilities thereunder and, where applicable, to include customary Lien releases). In accordance with the foregoing sentence, Seller shall provide payoff letters to the Purchaser no less than two (2) Business Days prior to the Closing Date.

2.4 Termination of the Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) at the election of the Seller or the Purchaser on or after the close of business on the seventy-fifth (75th) day after the date of this Agreement (the “Termination Date”), if the Closing shall not have occurred by the close of business on such date; provided, however, that (i) the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 2.4(a) if the failure of the Closing to occur is due to the breach of this Agreement by the Purchaser, and (ii) the Seller shall not be entitled to terminate this Agreement pursuant to this Section 2.4(a) if the failure of the Closing to occur is due to the breach of this Agreement by any of the Seller, a Company Entity or any Subsidiary of a Company Entity; or

(b) by mutual written consent of the Seller and the Purchaser; or

(c) by either the Purchaser or the Seller, if a Governmental Entity shall have (i) issued an order, injunction, judgment, decree or ruling (“Order”) that has become final and non-appealable, or (ii) enacted, enforced or deemed applicable to the Transaction a Law in final form, in each case having the effect of permanently restraining, enjoining, prohibiting or making illegal the consummation of the Transaction (provided, however, that the Party seeking to terminate pursuant to this Section 2.4(c) shall have used reasonable best efforts pursuant to Section 6.1 to have any such Order vacated or lifted); or

(d) by the Purchaser, upon a breach of any representation, warranty, covenant or agreement of the Seller or any Company Entity set forth in this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied at least three (3) Business Days prior to Closing (a “Seller Terminating Breach”); provided, however, that if such Seller Terminating Breach is curable prior to the expiration of thirty (30) days from the date of written notice to the Seller of its occurrence through the exercise of reasonable best efforts, and for so long as the Seller continues to exercise such reasonable best efforts, the Purchaser may not terminate this Agreement under this Section 2.4(d) until the expiration of such thirty (30) day period without such Seller Terminating Breach having been cured (but in no event shall the preceding proviso be deemed to extend the Termination Date set forth in Section 2.4(a); provided, further, that if the Termination Date will occur prior to the end of the thirty (30) day cure period, then such cure period automatically will end on the day that is two (2) Business Days prior to the Termination Date; provided, further, that the Purchaser shall not be entitled to terminate this Agreement pursuant to this clause Section 2.4(d) at any time during which the Purchaser would be unable to satisfy the conditions in Section 7.3(a) or Section 7.3(b) hereof; or

(e) by the Seller, upon a breach of any representation, warranty, covenant or agreement of the Purchaser set forth in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied at least three (3) Business Days prior to Closing (a “Purchaser Terminating Breach”); provided, however, that if such Purchaser Terminating Breach is curable prior to the expiration of thirty (30) days from notice to the Purchaser of its occurrence through the exercise of the Purchaser’s reasonable best efforts, and for so long as the Purchaser continues to exercise such reasonable best efforts, the Seller may not terminate this Agreement under this Section 2.4(e) until the expiration of such thirty (30) day period without such Purchaser Terminating Breach having been cured (but in no event shall the preceding proviso be deemed to extend the Termination Date set forth in Section 2.4(a); provided, further, that if the Termination Date will occur prior to the end of the thirty (30) day cure period, then such cure period automatically will end on the day that is two (2) Business Days prior to the Termination Date; provided, further that the Seller shall not be entitled to terminate this Agreement pursuant to this Section 2.4(e) at any time during which the Seller or any Company Entity would be unable to satisfy the conditions in Section 7.2(a) or Section 7.2(b) hereof.

2.5 Procedure Upon Termination. In the event of termination of this Agreement by the Seller or the Purchaser, or both, pursuant to Section 2.4 hereof, written notice thereof shall forthwith be given to the other Parties, and this Agreement shall terminate, and the Transaction shall be abandoned, without further action by any Party.

2.6 Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 2.4 and Section 2.5, then, subject to the provisions of this Section 2.6, the Parties shall be relieved of their respective duties and obligations arising under this Agreement after the date of such termination, and such termination shall be without liability to any Party; provided, however, that no such termination shall relieve any Party from liability for any willful and material breach of this Agreement by such Party prior to the date of termination; provided, further, that the obligations of the Parties set forth in this Section 2.6, Section 6.3, Section 6.4 and in Article IX hereof shall survive any such termination and shall be enforceable hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser as follows:

3.1 Organization. The Seller is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all requisite power and authority to carry on its business as now conducted and to own or lease and operate its properties and assets, and is duly qualified to do business, and is in good standing (as applicable), as a foreign entity under the laws of each jurisdiction where such qualification is necessary, except for where any failure to be so qualified would not reasonably be expected to impair or delay the Seller’s ability to consummate the Transaction.

3.2 Authority and Validity. The Seller has the requisite power and authority to execute and deliver this Agreement and each Transaction Document to which Seller is a party and to consummate the Transaction. The execution and delivery of this Agreement and each Transaction Document to which Seller is a party and the consummation of the Transaction have been duly and validly authorized by the Seller, and no other proceedings on the part of the Seller are necessary to approve this Agreement or to consummate the Transaction. This Agreement and each Transaction Document to which Seller is a party has been duly and validly executed and delivered by the Seller and (assuming due authorization, execution and delivery by the other Parties hereto) constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as may be limited by the General Enforceability Exceptions.

3.3 Consents and Approvals; No Violation. No notices to, filings with, or authorizations, consents or approvals of, any Governmental Entity are necessary for the execution, delivery or performance by the Seller of this Agreement or the other agreements contemplated hereby to which the Seller is a party or the consummation by the Seller of the Transaction, except for (i) compliance with and filings under the HSR Act and (ii) those the failure of which to obtain or make would not reasonably be expected to prevent or materially impair or delay the performance by Seller of its obligations under this Agreement or the Transaction Documents to which Seller is a party or the consummation of the Transaction. The execution, delivery and performance by the Seller of this Agreement does not, and the consummation of the Transaction by the Seller, will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (a) the Governing Documents of the Seller, (b) any applicable Laws or applicable Orders; or (c) any Contract to which the Seller is a party or by which the Seller is bound or to which any of the Seller’s properties or assets is subject, other than, in the case of clauses (b) and (c), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to prevent, impair or delay the Seller’s ability to consummate the Transaction.

3.4 Ownership of Shares. The Seller is the legal and beneficial owner of the Company Entity Shares, free and clear of all Liens. The Seller has the power and authority to sell, transfer, assign and deliver such Company Entity Shares as provided in this agreement and such delivery will convey to the Purchaser good and valid title to such Company Entity Shares free and clear of all Liens (other than (i) those Liens created or caused by the Purchaser and (ii) restrictions on transfer pursuant to federal, state or local securities Laws). Except as set forth in the operating agreement of Seller, there are no voting trusts, irrevocable proxies or other similar Contracts to which the Seller is a party or is bound with respect to the voting, repurchase, redemption, sale, transfer or other acquisition or disposition of the Company Entity Shares owned by Seller.

3.5 Litigation. There are no Legal Proceedings pending that relate to this Agreement or the transactions contemplated hereby or, to the knowledge of the Seller, threatened, against or affecting the Seller or any of its Affiliates that challenges the validity or enforceability of this Agreement or seeks to enjoin or prohibit consummation of, or seek other material equitable relief with respect to, the Transaction or that would reasonably be expected to impair or delay the Seller’s ability to consummate the Transaction.

3.6 Assets and Operations of Seller. The Company Entity Shares constitute the sole asset of the Seller, and the Seller has no ownership or other rights in any assets or properties used in or necessary to carry on the conduct of the business of the Company Entities as presently conducted. The Seller does not conduct any business or operations, and does not engage in any other activities, other than those that are incidental to its ownership of the Company Entity Shares.

3.7 Disclaimer of Other Representations and Warranties. NEITHER THE SELLER NOR ANY OF ITS REPRESENTATIVES, EMPLOYEES, DIRECTORS, MANAGERS, OFFICERS, OR DIRECT OR INDIRECT EQUITYHOLDERS HAS MADE, AND SHALL NOT BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE SELLER OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE SELLER OR ANY OF ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTION, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III OR IN THE INDEMNITY SUPPORT AGREEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY ENTITIES

Subject to the exceptions disclosed in the disclosure schedule delivered by the Company Entities to the Purchaser and attached hereto as Schedule II (the “Disclosure Schedule”), the Company Entities represent and warrant to the Purchaser as follows:

4.1 Organization; Authority; Conflicts.

(a) Each Company Entity is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all requisite power and authority to carry on its business as now conducted and to own or lease and operate its properties and assets. Each Company Entity is duly qualified to do business, and is in good standing (as applicable), as a foreign entity under the laws of each jurisdiction where such qualification is necessary, except for where such failures to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) (i) Each Company Entity has the requisite power and authority to enter into the Transaction Documents to which it is a party and to carry out its obligations under such Transaction Documents; (ii) the execution and delivery of the Transaction Documents to which each Company Entity is a party and the consummation of the Transaction have been duly and validly authorized by such Company Entity, and no other proceedings on the part of such Company Entity are necessary to authorize the Transaction or the Transaction Documents to which such Company Entity is a party; and (iii) this Agreement and the Transaction Documents to which each Company Entity is a party have been duly and validly executed and delivered by such Company Entity and (assuming due authorization, execution and delivery by the other Parties hereto and thereto) constitutes the valid and binding obligation of such Company Entity, enforceable against such Company Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance and other similar Laws and principles of equity affecting creditors’ rights and remedies generally (the “General Enforceability Exceptions”).

(c) Except as set forth on Schedule 4.1(c)(i), the execution and delivery of this Agreement by each Company Entity and the other Transaction Documents to which such Company Entity is a party and the consummation and performance by such Company Entity of its obligations hereunder will not (i) result in a violation or breach of any provision of the Governing Documents of such Company Entity, (ii) result in a violation or breach of any provision of any Law or Order applicable to such Company Entity or any of its Subsidiaries or (iii) require the Consent of or notice to any Person under, conflict with, result in a violation or breach of, constitute a default under, result in or give rise to any right of termination, cancellation, amendment under, require the payment of a penalty or increased fees under, result in the loss of a benefit under or result in the acceleration of any obligation under any Material Contract, except in the cases of clauses (ii) and (iii), where the violation, breach, conflict, default, acceleration or failure to give notice would not reasonably be expected to have a material adverse impact on the Company Entities and the Subsidiaries of the Company Entities, taken as a whole. No consent, approval, Permit, Order, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to such Company Entity or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the Transaction, except for such filings as may be required under the HSR Act and as set forth on Schedule 4.1(c)(ii) and such consents, approvals, Permits, Orders, declarations, filings or notices which, in the aggregate, would not reasonably be expected to have a material and adverse impact on the Company Entities and the Subsidiaries of the Company Entities, taken as a whole.

4.2 Capitalization of the Company Entities.

(a) As of the date of this Agreement, the authorized capital stock of (i) CXO Midco consists of 1000 shares of common stock of CXO Midco, par value $0.01 per share (the “CXO Common Stock”), of which 100 shares are issued and outstanding, and (ii) SL Midco consists of 1000 shares of common stock of SL Midco, par value $0.01 per share (the “SL Common Stock”), of which 100 shares are issued and outstanding. All of the Company Entity

Shares have been duly authorized and validly issued, and are fully paid and nonassessable and are free and clear of, and were not issued in violation of, any conversion rights, preemptive rights, rights of first refusal or other similar rights or restrictions on transfer (other than restrictions under applicable federal, state and local securities Laws). There are no declared or accrued but unpaid dividends with respect to any Company Entity Shares.

(b) As of the date of this Agreement, there are no outstanding (i) other than in each case the Company Entity Shares, equity securities of CXO Midco or SL Midco, (ii) bonds, debentures, notes or other indebtedness of CXO Midco or SL Midco having the right to vote on any matters on which holders of CXO Common Stock or SL Common Stock, respectively, may vote (“Voting Debt”), (iii) securities convertible into or exchangeable for, any equity securities of CXO Midco, SL Midco or Voting Debt, or (iv) subscriptions, options, warrants, commitments, preemptive rights, deferred compensation rights, equity appreciation rights, “phantom” stock rights, calls, puts, rights to subscribe, Contracts, agreements, arrangements or commitments of any kind to which any Company Entity is a party relating to the sale or issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any shares of capital stock of any Company Entity or which restrict the transfer of any such shares.

(c) There are no outstanding contractual obligations, commitments or arrangements (contingent or otherwise) of any Company Entity to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests or any other securities of such Company Entity.

(d) There are no voting trusts, proxies or any other Contracts or understandings with respect to the voting of the capital stock or other equity interests of any Company Entity or any of its Subsidiaries.

4.3 Subsidiaries.

(a) All of the outstanding shares of capital stock of, or other equity interests in, the Subsidiaries of each Company Entity (i) have been validly issued and are fully paid and (with respect to any shares of capital stock) non-assessable, (ii) are free and clear of any and all Liens other than Liens that secure Indebtedness that will be paid off at the Closing, and (iii) are free and clear of, and were not issued in violation of, any conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights or other similar rights or restrictions on transfer (other than restrictions under applicable federal, state and local securities Laws). All of the outstanding shares of capital stock (or equity interests of entities other than corporations) of each of the Subsidiaries of each Company Entity are beneficially owned, directly or indirectly, by such Company Entity. There are no outstanding (x) options, warrants, or other rights to purchase from any Subsidiary of such Company Entity any shares of capital stock (or equity interests of entities other than corporations) of any Subsidiary of such Company Entity, (y) securities convertible into or exchangeable for shares of capital stock (or equity interests of entities other than corporations) of any Subsidiary of such Company Entity, or (z) other commitments of any kind for the issuance of shares of capital stock (or equity interests of entities other than corporations) or options, warrants, or other securities of any Subsidiary of such Company Entity.

(b) Schedule 4.3(b) sets forth a true and complete list of each Subsidiary of such Company Entity and such Subsidiary’s jurisdiction of incorporation or organization, the names of such Subsidiary’s beneficial owners, and the number of outstanding shares of capital stock (or equity interests of entities other than corporations) held by such Subsidiary’s beneficial owners. Except for the Subsidiaries of such Company Entity set forth on Schedule 4.3(b) and except for the Fusionetics Shares, no Company Entity owns, directly or indirectly, any capital stock of, or other equity interest in, or any interest convertible into, or exercisable or exchangeable for, any capital stock of, or other equity interest in, any other Person.

4.4 Financial Information.

(a) Schedule 4.4 contains (a) the audited consolidated balance sheet of such Company Entity and its Subsidiaries as of December 31, 2015, and the audited consolidated statements of operations, members’ equity and cash flows for the fiscal year then ended and (b) the unaudited consolidated balance sheet of such Company Entity and its Subsidiaries as of February 29, 2016, (the “Latest Balance Sheet”) and the unaudited consolidated statements of operations, members’ equity and cash flows for the two (2) month fiscal period then ended (collectively, the “Financial Statements”). The Financial Statements have been derived from the books and records of the Company Entities and their Subsidiaries, prepared in accordance with GAAP and present fairly, in all material respects, the consolidated financial condition of such Company Entity and its Subsidiaries, as of the date thereof and for the period covered thereby, subject to changes resulting from normal year-end adjustments and the absence of footnotes in the case of any Financial Statements that are unaudited.

(b) The Company Entities and their Subsidiaries maintain adequate internal accounting controls that provide reasonable assurance that transactions are recorded as necessary to (i) permit accurate preparation of their consolidated financial statements in accordance with GAAP and (ii) to maintain, in all material respects, accurate accountability for their assets.

(c) No Company Entity nor any Subsidiary of a Company Entity has any material liabilities, commitments or obligations (absolute, accrued, contingent, unasserted, known, unknown or otherwise) that would be required to be reflected on a consolidated balance sheet of the Company Entities prepared in accordance with GAAP other than liabilities, commitments and obligations (i) disclosed in the Latest Balance Sheet, or (ii) arising after the date of the Latest Balance Sheet in the Ordinary Course of Business consistent with past practice and similar in amount and character to the liabilities, commitments and obligations set forth in the Latest Balance Sheet, or (iii) liabilities for future performance in the Ordinary Course of Business under any Material Contract or liabilities under this Agreement or any other Transaction Document (other than liabilities as a result of a breach or other default by the Seller, the Company Entities or their Subsidiaries).

4.5 Absence of Certain Changes. Except as set forth on Schedule 4.5, during the period beginning on January 1, 2016 and ending on the date of this Agreement, (i) there has not been any change in the condition (financial or otherwise), assets, liabilities, Indebtedness, Liens or capitalization of any Company Entity or any of their Subsidiaries, taken as a whole, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) each Company Entity and each Subsidiary of a Company Entity has conducted its business in the Ordinary Course of Business consistent with past practices, and no Company Entity nor any Subsidiary of a Company Entity has taken any action which if taken after the date hereof would require Purchaser’s consent pursuant to Section 6.6.

4.6 Real Property; Personal Property.

(a) Neither any Company Entity nor any of its Subsidiaries owns any real property. Schedule 4.6(a) sets forth the address of each Leased Real Property, and a true and complete list of all material lease, sublease and license agreements (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) to which each Company Entity or any of its Subsidiaries is bound as a party with respect to any Leased Real Property (the “Real Property Leases”). Seller has delivered to Purchaser a true and complete copy of each such Real Property Lease document, and in the case of any oral Real Property Lease, a written summary of the material terms of such Lease. All Real Property Leases are valid, binding and in full force and effect and are enforceable, subject to the General Enforceability Exceptions, against such Company Entity or one of its Subsidiaries, as the case may be, and, to the Knowledge of the Company Entities, the other party thereto, in accordance with their terms. None of the Company Entities or any of their Subsidiaries have subleased, licensed or otherwise granted to any Person the right to use or occupy any portion of the Leased Real Property. The Company Entities and their Subsidiaries, as applicable, own title to, or have valid leasehold or license interests in, all of the real property and tangible and intangible personal properties utilized by such Company Entity and/or its Subsidiaries in the ownership or operation of their respective businesses.

(b) Except as set forth on Schedule 4.6(b), no Liens (other than Permitted Liens) exist on any Company Entity’s or its Subsidiaries’ assets or properties. All Personal Property Leases of each Company Entity are valid, binding, and in full force and effect and are enforceable against such Company Entity or one of its Subsidiaries, subject to the General Enforceability Exceptions, as the case may be, and, to the Knowledge of the Company Entities, the other party thereto, in accordance with their terms. To the Knowledge of the Company Entities, there are no material defaults existing under any of the Personal Property Leases on the part of any party thereto.

(c) Since January 1, 2013, no Company Entity has commissioned or received any environmental site assessment reports relating to the Leased Real Property.

4.7 Contracts.

(a) Schedule 4.7(a) lists each of the following Contracts of each Company Entity and/or its Subsidiaries (each such Contract set forth or required to be set forth on Schedule 4.7(a), together with all Real Property Leases listed or required to be listed on Schedule 4.6(a), collectively, the “Material Contracts”):

(i) Any joint venture, partnership, limited liability company or other similar Contract and any Contract for or relating to any investment in any other Person (whether through the acquisition of an equity interest, the making of a loan or advance or otherwise, but excluding extensions of trade credit in the Ordinary Course of Business);

(ii) Any Contract for the employment of any officer, individual employee or other person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $200,000;

(iii) Any Contract that, by its terms, expressly requires payments by such Company Entity or any of its Subsidiaries in excess of $200,000, during calendar year 2016 or 2017, which cannot be canceled by the other party to such Contract without penalty or without more than ninety 90 days’ notice;

(iv) Any Contract that, by its terms, expressly requires payments to such Company Entity or any of its Subsidiaries in excess of $200,000, during calendar year 2016 or 2017, which cannot be canceled by the other party to such Contract without penalty or without more than ninety 90 days’ notice;

(v) Except for Contracts relating to trade payables, all Contracts relating to Indebtedness, in each case having an outstanding principal amount in excess of $200,000;

(vi) Any Contract (A) prohibiting or restricting, in any material respect, any Company Entity or any Subsidiary of a Company Entity, or that following the Closing would purport to prohibit or restrict, in any material respect, the Purchaser or any of its Affiliates, from freely engaging in any line of business or services, or from competing with any Person, (B) providing for exclusivity provisions restricting, in any material respect, any Company Entity or Subsidiary of a Company Entity or that following the Closing would purport to restrict, in any material respect, the Purchaser or any of its Affiliates or (C) that contains “most favored nation” or similar provisions for the benefit of any Person other than a Company Entity or Subsidiary of a Company Entity;

(vii) All Contracts that relate to the sale of any of such Company Entity’s or its Subsidiaries’ assets for consideration in excess of $200,000, which Contracts either (A) were entered into on or after January 1, 2013 or (B) otherwise impose any material obligations or confer any material rights on any Company Entity or Subsidiary of a Company Entity that remain in effect as of the date of this Agreement, in each case, other than in the Ordinary Course of Business;

(viii) All Contracts that relate to the acquisition of any business, capital stock or other equity interests or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise), in each case involving amounts in excess of $200,000, which Contracts either (A) were entered into on or after January 1, 2013 or (B) otherwise impose any material obligations or confer any material rights on any Company Entity or Subsidiary of a Company Entity that remain in effect as of the date of this Agreement, in each case, other than in the Ordinary Course of Business;

(ix) Any Contract providing for unperformed obligations in the nature of indemnification, “earn-out” or other contingent payment obligations of such Company Entity or such Subsidiary in connection with an acquisition or disposition of an operating business;

(x) All collective bargaining agreements or Contracts with any labor organization, union or association to which such Company Entity or any of its Subsidiaries is a party; and

(xi) All Material IP Agreements.

(b) Except as set forth on Schedule 4.7(b), all Material Contracts are valid, binding, and in full force and are enforceable against, such Company Entity and/or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company Entities, the other parties thereto, in accordance with their terms, subject to the General Enforceability Exceptions. Except as set forth on Schedule 4.7(b), no Company Entity or any of its Subsidiaries, as the case may be, is (with or without the lapse of time or the giving of notice, or both) in material breach or default in any respect under any Material Contract, and, to the Knowledge of the Company Entities, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or default in any respect thereunder.

4.8 Employee Benefit Matters.

(a) Schedule 4.8(a) sets forth a list of each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and all other plans, programs, policies, agreements or arrangements maintained, sponsored or contributed to by each Company Entity or any of its Subsidiaries for the benefit of any Company Employee, to which any Company Entity or its Subsidiaries is a party, or with respect to which any Company Entity or its Subsidiaries has or could reasonably expect to have any obligation or liability (the “Benefit Plans”).

(b) Except as set forth on Schedule 4.8(b), (i) each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Benefit Plan for any period for which such Benefit Plan would not otherwise be covered by an IRS determination, (ii) each Benefit Plan has been established, maintained, funded and administered in accordance with its terms and requirements of applicable law in all material respects, (iii) neither any Benefit Plan nor any benefit plan maintained by any ERISA Affiliate is subject to Title IV of ERISA or Section 412 of the Code nor is a “multiemployer plan,” as defined in Section 3(37) of ERISA, and no Company Entity, any of its Subsidiaries or any of their respective ERISA Affiliates has any liability or obligation with respect to such plans or provisions of ERISA or the Code, (iv) there are no material unfunded liabilities with respect to any Benefit Plan not reflected on the Latest Balance Sheet; and (v) no Benefit Plan provides, nor has any Company Entity or any of its Subsidiaries promised to provide, retiree or post-employment life or health benefits (other than health continuation coverage required by Section 4980B of the Code for which the covered individual pays the full premium cost).

(c) Each agreement, contract, plan or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which any Company Entity or any of its Subsidiaries is a party (each, a “409A Plan”) complies in all material respects with and has been maintained in all material respects in accordance with the requirements of Section 409A(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amount under any such 409A Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. No Company Entity or any of its Subsidiaries has any actual or potential obligation to reimburse, indemnify or otherwise “gross-up” any Person for any Tax imposed pursuant to Section 409A or Section 4999 of the Code.

(d) No Legal Proceeding or other proceedings (other than routine claims for benefits) is pending or, to the Knowledge of the Company Entities, threatened, in each case, with respect to any Benefit Plan. There have been no non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) or breaches of fiduciary duty (as defined in Section 404 of ERISA) in connection with any Benefit Plan that could, individually or in the aggregate, reasonably be expected to result in material liability to any Company Entity or any of its Subsidiaries.

(e) With respect to each Benefit Plan, each Company Entity has made available to the Purchaser (if applicable to such Benefit Plan): (i) all material documents embodying or governing such Benefit Plan, and any funding medium for the Benefit Plan (including, without limitation, trust agreements); (ii) the most recent IRS determination or opinion letter with respect to such Benefit Plan under Code Section 401(a); (iii) the most recently filed IRS Forms 5500; and (iv) the summary plan description (if any) for such Benefit Plan.

(f) Except as set forth on Schedule 4.8(f), neither the execution and delivery of this Agreement nor the consummation of the Transaction, either alone or in combination with another event (including termination of employment), will entitle any current or former employee, officer, director, or independent contractor of any Company Entity or any of its Subsidiaries to any payment or benefit, or accelerate the time of payment, funding, or vesting, or increase the amount of compensation or benefits due to any current or former employee, officer, director or independent contractor of any Company Entity or any of its Subsidiaries.

(g) No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Transaction, either alone or in combination with another event (including termination of employment), by any employee or other service provider of any Company Entity or any of its Subsidiaries under any Benefit Plan or otherwise could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code. Prior to the date hereof, the Company Entities have delivered to Purchaser certification that the equityholders of the Seller entitled to vote have approved, in a manner meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder, the payment of any payments and/or benefits that may, separately or in the aggregate, constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations thereunder, such that the deduction of such payments and benefits will not be limited by the application of Section 280G of the Code and the applicable rulings and final regulations thereunder.

4.9 Intellectual Property.

(a) Schedule 4.9(a) sets forth a complete and accurate list of all (i) patents, registered trademarks or service marks, registered copyrights, domain names and applications for any of the foregoing, in each case owned by each Company Entity or any of its Subsidiaries (and specifies for each, as applicable, the owner(s) (including any joint owner)) (the “Scheduled IP”); and (ii) material Company Software. All Scheduled IP is subsisting, valid and enforceable, and no Scheduled IP or other Company Owned IP is subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling.

(b) Except as set for on Schedule 4.9(b), each Company Entity or one of its Subsidiaries is the sole owner of, or has the right to use pursuant to a valid and enforceable agreement, all Intellectual Property that is necessary for the conduct of, or that is used or held for use in connection with, the business of such Company Entity and its Subsidiaries as currently conducted, including all Scheduled IP and other Company Owned IP (collectively, the “Company IP”).

(c) None of the Company Entities or any of their Subsidiaries, nor the conduct of any of their respective businesses, is or was during the past three (3) years infringing, misappropriating or otherwise violating any IP of any other Person, and, to the Knowledge of the Company Entities, no Person is or was during the past three (3) years infringing, misappropriating or otherwise violating any IP of any of the Company Entities or any of their Subsidiaries, including any Company IP in any material respect. No Company Entity nor any of its Subsidiaries is, or has been, within the past three (3) years, a party, or otherwise subject, to any suit, action or proceeding or other Legal Proceeding, and no such Legal Proceeding has been threatened in writing (or otherwise, to the Knowledge of the Company Entities) by, or to the Knowledge of the Company Entities, against, any Company Entities or any of their Subsidiaries, which involves any (i) claim of infringement, unauthorized use, misappropriation or other violation of any Intellectual Property asserted by or against such Company Entity or any of its Subsidiaries, or (ii) challenge to the ownership, use, patentability, registerability, validity or enforceability of any Intellectual Property, including any IP owned or used by any Company Entity or any of its Subsidiaries. This Section 4.9(c) is the sole representation with respect to the infringement, unauthorized use, misappropriation or other violation of any Intellectual Property of any other Person.

(d) Each of the Company Entities and its Subsidiaries have taken reasonable steps to maintain, protect and enforce the Company IP, including the secrecy, confidentiality and value of their respective trade secrets. Without limiting the generality of the foregoing, each current and former employee, consultant and contractor of each Company Entity or its Subsidiary (i) that has created any IP for or otherwise on behalf of any Company Entity or its Subsidiary (including any Company Owned IP) has either (A) done so within the scope of such Person’s employment or other engagement with a Company Entity or its Subsidiary in a manner such that all right, title and interest in and to such IP automatically vests with a Company Entity or its Subsidiary, or (B) has executed a valid and enforceable written agreement pursuant to which such Person has assigned to a Company Entity or its Subsidiary sole ownership of all IP created by or on behalf of such Person during the course, and within the scope, of such Person’s employment or other engagement with any Company Entity or its Subsidiary, in accordance with all applicable Laws, and (ii) is bound by obligations of confidentiality with respect to the confidential information of the Company Entities and their Subsidiaries.

(e) No Company Entity or its Subsidiary has, directly or indirectly, delivered, licensed or made available to any escrow agent or other Person and no escrow agent or other Person has, or had, in its possession or control (other than employees of a Company Entity or its Subsidiary) any source code for any Company Software. All Company Entities and their Subsidiaries, are currently, and have been, in compliance with the terms and conditions of all applicable agreements with respect to any Open Source Software (consistent with how such terms and conditions are generally understood) and, except as set forth in Schedule 4.9(e), no Company Software, or other Software included in any product, or used to provide any product or service, of any of the Company Entities or any Subsidiary, that is commercially available (including on a hosted basis) or in development or used to provide any service to any third party, is subject to the terms or conditions of any Open Source Software license.

(f) Schedule 4.9(f) sets forth a complete and accurate list of (i) all exclusive licenses and all other material licenses (including sublicenses) and other agreements to which any Company Entity and/or its Subsidiaries are a party (A) granting any other Person the right to use any material Intellectual Property of such Company Entity or its Subsidiary, or (B) pursuant to which such Company Entity or any of its Subsidiaries are authorized to use any material third party Intellectual Property, and (ii) all other Material IP Agreements.

4.10 Privacy and Data Security.

(a) The Company Entities and their respective Subsidiaries and their respective officers, directors, and employees, have complied in all material respects with all the Data Security Requirements during the past three (3) years.

(b) Neither the execution, delivery, or performance of this Agreement or any of the other agreements referred to in this Agreement, nor the provision to, or acquisition by, Purchaser or any of its Affiliates of any User Data (or of any other data or other information in the Company Systems that is owned or purported to be owned by any Company Entity or its Subsidiary, or, to the Knowledge of the Company Entities, any other data or other information in the Company Systems), or the possession or use thereof by any Purchaser or any of its Affiliates, will result in any material violation of any of the Data Security Requirements.

(c) The Company Entities and their Subsidiaries own, free and clear of all Liens, or have all necessary and required rights to use, reproduce, modify, create derivative works of, license, sublicense, distribute and otherwise exploit the User Data and the data and other information contained in the Company Systems, including in connection with the operation of the respective businesses of the Company Entities and their Subsidiaries.

(d) All Company Systems have been regularly maintained in accordance with applicable Law and standards set by the manufacturers of equipment used in the Company Systems or otherwise in accordance with standards prudent in the industry, to ensure proper operation. The Company Systems are in good working condition and are sufficient to perform all information technology operations necessary to conduct the businesses of the Company

Entities and their Subsidiaries as currently conducted. Neither the Company Systems nor Company Entities nor any of their Subsidiaries have experienced, within the past three (3) years, any material disruption to, or material interruption in, the conduct of any of their respective businesses or to the Company Systems, or any material damage or loss with respect thereto, including any of the foregoing attributable to a defect, bug, breakdown or other failure or deficiency of any of the Company Systems. Each Company Entity and its Subsidiaries maintains commercially reasonable disaster recovery and business continuity plans, procedures and facilities, acts in compliance therewith and such plans and procedures are periodically tested and have been proven effective upon such testing in all material respects. Without limiting the generality of the foregoing, each Company Entity and its Subsidiaries have taken commercially reasonable measures to provide for the back-up and recovery of the data and other information necessary to conduct their respective businesses.

(e) The Company Entities and their Subsidiaries practice reasonable information security measures that: (i) include administrative, technical, personnel, organizational and physical safeguards designed to safeguard the security, confidentiality, and integrity of transactions and data and other information in the Company Systems, and (ii) are designed to protect against unauthorized or unlawful access to the Company Systems and the systems of any third party service providers that have access to Company Systems. To the Knowledge of the Company Entities, no breach or violation of any security measures described above has occurred or, is threatened. To the Knowledge of the Company Entities, (A) neither the Company Entities nor any of their Subsidiaries have suffered a security breach with respect to any of the Company Systems or otherwise with respect to any User Data or other sensitive information and (B) no vendor or other service provider (“Third Party Provider”) of any Company Entity or any of its Subsidiaries has suffered a security breach with respect to any of the information technology systems of such Third Party Provider relating to any User Data. Neither the Company Entities nor any of their Subsidiaries nor any of their respective vendors has notified, or, to the Knowledge of the Company Entities, been required to notify, any Person or any Governmental Entity of any information security breach involving any User Data or any other information maintained in the Company Systems. The Company Entities and their Subsidiaries include in their agreements with Third Party Service Providers that process, store or otherwise handle cardholder or other User Data on behalf of any Company Entity or any of its Subsidiaries contractual provisions that such Third Party Service Provider will comply with applicable Data Security Requirements in connection with its activities for the Company Entities and/or any of their Affiliates thereunder.

(f) No Company Entity nor any of its Subsidiaries is aware of, or has received or been subject to, (i) any complaints, notices to, or audits, proceedings or investigations conducted or claims asserted by any other Person (including any Governmental Entity) regarding the collection or use (including the storage, display, processing, disclosure transfer and other disposition) of any User Data by any Person in connection with (A) the conduct of any Company Entity’s or any of its Subsidiaries’ respective businesses or (B) any violation of applicable Law (and, with respect to each of the foregoing, to the Knowledge of the Company Entities, there is no reasonable basis for the same and no such claim has been threatened or is currently pending), and (ii) to the Knowledge of the Company Entities, any circumstances which may result in a compensation claim or other liability or other Loss for any Company Entity or any of its Subsidiaries in relation to the collection or use (including the storage, display, processing, disclosure, transfer and other disposition) of any User Data.

4.11 Insurance. Schedule 4.11 sets forth a list, as of the date hereof, of all material insurance policies maintained by each Company Entity and/or its Subsidiaries (collectively, the “Insurance Policies”). Such Insurance Policies are in full force and effect on the date of this Agreement and all premiums due on such Insurance Policies have been paid.

4.12 Litigation. Except as set forth on Schedule 4.12, there are no material Legal Proceedings pending or, to the Knowledge of the Company Entities, threatened against such Company Entity or any of its Subsidiaries. Neither such Company Entity nor any of its Subsidiaries is subject to any Order of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a material and adverse impact on the Company Entities and the Subsidiaries of the Company Entities, taken as a whole.

4.13 Operations in Conformity with Law.

(a) Since January 1, 2013, each Company Entity and each Subsidiary of a Company Entity has been, and currently is, in compliance with all applicable Laws, except where the failure to be in compliance would not reasonably be expected to have a material and adverse impact on the Company Entities and the Subsidiaries of the Company Entities, taken as a whole.

(b) All Permits required for such Company Entity and its Subsidiaries to conduct their business have been obtained and are valid and in full force and effect, except where the failure to obtain such Permits would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. There is no suspension, cancellation, termination or modification of any such Permit pending or, to the Knowledge of the Company Entities, threatened.

(c) Notwithstanding the foregoing, the representations and warranties in Section 4.13(a) do not apply to matters covered by Sections 4.8 (Employee Benefit Matters), 4.9 (Intellectual Property), 4.10 (Privacy and Data Security) 4.14 (Taxes), and 4.15 (Employee Matters).

4.14 Taxes.

(a) Except as set forth on Schedule 4.14(a):

(i) each Company Entity and its Subsidiaries have duly and timely filed (or obtained extensions as to) all material Tax Returns that are required to have been filed by them prior to the Closing Date and each such Tax Return is true, correct, and complete in all material respects and has been prepared in substantial compliance with all applicable Laws;

(ii) each Company Entity and its Subsidiaries have timely paid all Taxes that are due (whether or not shown or required to be shown on any Tax Return) and withheld and timely remitted to the appropriate Governmental Entity all Taxes from payments to employees, agents, contractors, nonresidents, stockholders, and other third parties as required by applicable Law;

(iii) each Company Entity and its Subsidiaries have correctly classified for federal, state, local and foreign Tax purposes those individuals performing services as employees or independent contractors;

(iv) (A) neither any Company Entity nor any Subsidiary is a party to any audit, action, examination or other proceeding by any Tax Authority or other Governmental Entity for assessment or collection of, or otherwise relating to, Taxes that is pending, in progress, or threatened in writing, and (B) neither any Company Entity nor any Subsidiary has waived any statute of limitations with respect to, or agreed to any extension of a period for the assessment of, any Tax that is currently in effect;

(v) there are no Liens for Taxes on the Company Entity Shares, any of the assets of any Company Entity or any of its Subsidiaries other than Liens for Taxes not yet due and payable or that are being contested in good faith in appropriate proceedings and for which there are adequate reserves;

(vi) the unpaid Taxes of each Company Entity and their Subsidiaries did not, as of the date of the Latest Balance Sheet, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto). Since the date of the Latest Balance Sheet, neither Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, or transactions outside the Ordinary Course of Business;

(vii) neither any Company Entity nor any Subsidiary has received from any Governmental Entity (including jurisdictions where neither the Company Entity nor any Subsidiary has filed Tax Returns) any notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entity against the Company Entity or any Subsidiary (including a written claim that it is or may be required to pay Taxes or file Tax Returns from a Governmental Entity in a jurisdiction where the Company Entity or such Subsidiary has not filed Tax Returns);

(viii) none of the Company Entity Shares for which a valid election under Section 83(b) of the Code has not been made is non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code;

(ix) neither any Company Entity nor any Subsidiary (i) has been a member of an Affiliated Group (other than a group the common parent of which is the applicable Company Entity) or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise;

(x) neither any Company Entity nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as defined in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iv) material excess loss account described in Treasury regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (v) installment sale or open transaction disposition made on or prior to the Closing Date, or (vi) election made under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law);

(xi) neither any Company Entity nor any Subsidiary has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code;

(xii) neither any Company Entity nor any Subsidiary is or has been a party to a “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and section 1.6011-4(b) of the Treasury regulations;

(xiii) neither any Company Entity nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and

(xiv) the Company Entities and their Subsidiaries are each taxed as a corporation under Subchapter C of the Code for federal and applicable state and local income Tax purposes.

(b) Neither the Company Entities nor any of their Subsidiaries makes any representation or warranty regarding the ability of the Purchaser or any of its Affiliates (including the Company Entities and their Subsidiaries) to utilize any Tax asset or attribute of the Company or any of its Subsidiaries, including but not limited to net operating losses (each, a “Tax Attribute”) after the Closing.

(c) No representation or warranty contained in this Section 4.14, other than a representation or warranty contained in Section 4.14(a)(iv) or Section 4.14(a)(x), shall be deemed to apply directly or indirectly to the facts or circumstances of, including any Tax arising in, a taxable period (or portion thereof) beginning after the Closing Date.

(d) The representations and warranties set forth in Section 4.4 and Section 4.8, to the extent such representations and warranties explicitly relate to Taxes, and the representations and warranties set forth in this Section 4.14 shall constitute the only representations and warranties by the Company Entities and their Subsidiaries with respect to Taxes.

4.15 Employee Matters.

(a) Except as set forth on Schedule 4.15(a), each Company Entity and each of its Subsidiaries are and for the three years prior to the date of this Agreement have been in material compliance with all applicable Laws and Contracts respecting employment and employment practices, terms and conditions of employment and wages and hours with respect to the Company Employees.

(b) Neither any Company Entity nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened labor strike, lockout, slow down, stoppage or similar labor dispute with respect to any Company Employee, and no such dispute has occurred within the past three years. Except as set forth on Schedule 4.15(b), neither any Company Entity nor any of its Subsidiaries has any currently pending written notice of, and, to the Knowledge of the Company Entities, there is not currently threatened any labor or civil rights dispute, controversy or grievance or any other unfair labor practice, proceeding or breach of contract claim or action with respect to claims of, or obligations to, any Company Employee.

(c) Except as set forth on Schedule 4.15(c), (i) there is no collective bargaining or similar agreement with any union, labor organization, works council, or similar representative covering any Company Employee, (ii) no petition for certification or election of any such representative is existing or pending with respect to any Company Employee, and (iii) to the Knowledge of the Company Entities, no such representative has sought certification or recognition with respect to any Company Employee and since January 1, 2013 there have been no organizing activities by any such representative.

4.16 Brokers. Except as set forth on Schedule 4.16 all negotiations relating to this Agreement and the Transaction have been carried on without the intervention of any Person acting on behalf of such Company Entity or any of its Subsidiaries in such manner as to give rise to any valid claim against such Company Entity or any of its Subsidiaries or the Purchaser for any brokerage or finder’s commission, fee, or similar compensation.

4.17 Customers. Schedule 4.17 sets forth a list of the 10 most significant customers of the Company Entities and their Subsidiaries, taken as a whole (the “Key Customers”), based on dollar sales volumes during the 12-month period ended February 29, 2016. Since February 29, 2016 to the date hereof, none of the Company Entities nor their Subsidiaries has received any written notice, or to the Knowledge of the Company Entities any verbal notice, that any Key Customer has ceased or materially reduced, or intends to cease or materially reduce, the use of the services of the Company Entities or their Subsidiaries.

4.18 Transactions with Affiliates. Except as set forth on Schedule 4.18, and except for compensation paid or payable to employees of the Company Entities and their Subsidiaries, during the three (3) years immediately preceding the date hereof, neither the Seller nor any of the directors or officers of a Company Entity or any Subsidiary of a Company Entity or any of their respective Affiliates (each, an “Affiliated Person”) has purchased, acquired or leased any material property, goods or services from, or sold, transferred or leased any material property or services to, a Company Entity or any Subsidiary of a Company Entity. Except as set forth on Schedule 4.18, no Affiliated Person is indebted to any Company Entity or any Subsidiary of a Company Entity for money borrowed or other loans or advances, and neither the Company Entities nor any of their Subsidiaries is indebted to any Affiliated Person for money borrowed or other loans or advances (except, in each case, for normal advances to employees in the Ordinary Course of Business and intercompany indebtedness between or among Company Entities and their Subsidiaries). Except as set forth on Schedule 4.18, no Affiliated Person is a party to any

Contract or arrangement with a Company Entity or a Subsidiary of a Company Entity that is material to any of them, other than employment arrangements and arrangements related to confidentiality and non-competition obligations that are for the benefit of any of the Company Entities or their Subsidiaries.

4.19 Disclaimer of Other Representations and Warranties.

(A) NEITHER THE SELLER, ANY COMPANY ENTITY NOR ANY OF ITS SUBSIDIARIES, REPRESENTATIVES, EMPLOYEES, DIRECTORS, MANAGERS, OFFICERS, OR DIRECT OR INDIRECT EQUITYHOLDERS HAS MADE, AND SHALL NOT BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO ANY COMPANY ENTITY OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF ANY COMPANY ENTITY OR ANY OF ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTION, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III OR THIS ARTICLE IV OR IN THE INDEMNITY SUPPORT AGREEMENT.

(b) Without limiting the generality of the foregoing, neither the Seller, any Company Entity nor or any other Person (including, without limitation, any representative, employee, officer, director or equityholder of such Company Entity or any of its Subsidiaries) has made, and shall not be deemed to have made, any express or implied representation or warranty, either written or oral, in the materials relating to the business of such Company Entity and/or its Subsidiaries made available to the Purchaser, including due diligence materials, or in any presentation of the business of such Company Entity and/or its Subsidiaries by management of such Company Entity and/or its Subsidiaries or others in connection with the Transaction, except in any certificates delivered pursuant to Section 2.2(a)(i), and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Purchaser in executing, delivering and performing this Agreement and the other transactions contemplated hereby. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to any offering memorandum or similar materials made available by such Company Entity and/or its Subsidiaries and/or their respective representatives, are not and shall not be deemed to be or to include representations or warranties of such Company Entity, and are not and shall not be deemed to be relied upon by the Purchaser in executing, delivering and performing this Agreement and the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Subject to the exceptions disclosed in the disclosure schedule delivered by the Purchaser to the Seller and each Company Entity and attached hereto as Schedule III (the “Purchaser Disclosure Schedule”) the Purchaser hereby represents and warrants to the Seller and each Company Entity as follows:

5.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all requisite power and authority to carry on its business as now conducted and to own or lease and operate its properties and assets, and is duly qualified to do business, and is in good standing (as applicable), as a foreign entity under the laws of each jurisdiction where such qualification is necessary, except for where such failures to be so qualified would not reasonably be expected to impair or delay the Purchaser’s ability to consummate the Transaction.

5.2 Authority and Validity. The Purchaser has the requisite power and authority to execute and deliver this Agreement and each Transaction Document to which the Purchaser is a party and to consummate the Transaction. The execution and delivery of this Agreement and each Transaction Document to which the Purchaser is a party and the consummation of the Transaction have been duly and validly authorized by the Purchaser, and no other proceedings on the part of the Purchaser are necessary to approve this Agreement or to consummate the Transaction. This Agreement and each Transaction Document to which Purchaser is a party has been duly and validly executed and delivered by the Purchaser and (assuming due authorization, execution and delivery by the other Parties hereto) constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as may be limited by the General Enforceability Exceptions.

5.3 Consents and Approvals; No Violation. No notices to, filings with, or authorizations, consents or approvals of, any Governmental Entity are necessary for the execution, delivery or performance by the Purchaser of this Agreement or the Transaction Documents to which the Purchaser is a party or the consummation by the Purchaser of the Transaction, except for (i) compliance with and filings under the HSR Act and (ii) those the failure of which to obtain or make would not reasonably be expected to prevent or materially impair or delay the performance by Purchaser of its obligations under this Agreement or the Transaction Documents to which Purchaser is a party or the consummation of the Transaction. The execution, delivery and performance by the Purchaser of this Agreement does not, and the consummation of the Transaction by the Purchaser, will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (a) the Governing Documents of the Purchaser, (b) any applicable Laws or applicable Orders; or (c) any Contract to which the Purchaser is a party or by which the Purchaser is bound or to which any of the Purchaser’s properties or assets is subject, other than, in the case of clauses (b) and (c), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to prevent, impair or delay the Purchaser’s ability to consummate the Transactions.

5.4 Financial Capability. Purchaser has, as of the date hereof, obtained executed commitments in respect of additional borrowings under its existing credit facilities, which borrowings are subject to customary funding conditions. The Purchaser will have on the Closing Date, sufficient funds to be able to pay in full the amounts payable by the Purchaser pursuant to Section 2.3 and any expenses incurred by the Purchaser in connection with the Transaction, and to consummate the transactions contemplated hereby. Without limiting the generality of the foregoing, the obligation of the Purchaser to consummate the Transaction is not contingent on the Purchaser’s ability to complete any debt or equity financing transaction prior to the Closing.

5.5 Brokers. Except as set forth in the Purchaser Disclosure Schedule, all negotiations relating to this Agreement and the Transaction have been carried on without the intervention of any Person acting on behalf of the Purchaser in such manner as to give rise to any valid claim against the Seller, the Company Entities and/or their respective Subsidiaries for any brokerage or finder’s commission, fee, or similar compensation.

5.6 Litigation. There are no Legal Proceedings pending that relate to this Agreement or the transactions contemplated hereby or, to the knowledge of the Purchaser, threatened, against or affecting the Purchaser or any of its Affiliates that challenges the validity or enforceability of this Agreement or seeks to enjoin or prohibit consummation of, or seek other material equitable relief with respect to, the Transaction or that would reasonably be expected to impair or delay the Purchaser’s ability to consummate the Transaction.

5.7 Inspection; No Reliance. The Purchaser is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Company Entities and their Subsidiaries as contemplated hereunder. The Purchaser has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. The Purchaser acknowledges that (a) any Company Entity does not make any representation or warranty with respect to, (i) any projections, estimates or budgets delivered to or made available to the Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of such Company Entity and/or its Subsidiaries or the future business and operations of such Company Entity and/or its Subsidiaries or (ii) any other information or documents made available to the Purchaser or its counsel, accountants or advisors with respect to such Company Entity, its Subsidiaries or any of their respective businesses, assets, liabilities or operations, except as expressly set forth in Article III or Article IV, any certificate delivered pursuant to Section 2.2(a)(i) or Section 2 of the Indemnity Support Agreement and (b) the Purchaser has not relied, nor will it rely, upon any of the information described in subclauses (i) and (ii) of clause (a) above or any other information, representation or warranty, except as set forth in Article III or Article IV, any certificate delivered pursuant to Section 2.2(a)(i) or Section 2 of the Indemnity Support Agreement, in negotiating, executing, delivering and performing this Agreement and the Transaction.

5.8 Disclaimer of Other Representations and Warranties. NEITHER THE PURCHASER NOR ANY OF ITS REPRESENTATIVES, EMPLOYEES, DIRECTORS, MANAGERS, OFFICERS, OR DIRECT OR INDIRECT EQUITYHOLDERS HAS MADE, AND SHALL NOT BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE PURCHASER OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE PURCHASER OR ANY OF ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTION, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Further Assurances; HSR.

(a) Subject to the terms hereof, during the period from the date of this Agreement until the Closing Date or the earlier termination of this Agreement (the “Pre-Closing Period”), the Parties shall each use their respective reasonable best efforts to (a) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the Transaction as promptly as practicable; (b) obtain from any Governmental Entity or any other third party any Consents or Orders required to be obtained or made by the Parties in connection with the authorization, execution and delivery of this Agreement, the other Transaction Documents and the consummation of the Transaction, including those set forth on Schedule 4.1(c)(i); (c) as promptly as practicable, make all necessary filings, and thereafter make and cooperate with the other Parties with respect to any other required submissions, with respect to this Agreement and the Transaction required under (i) any applicable U.S. federal or state or foreign securities Laws, (ii) the HSR Act and any related governmental request thereunder (it being agreed that the Parties shall use reasonable best efforts to make the necessary filing with the appropriate Governmental Entity in accordance with the HSR Act within ten (10) Business Days after the execution of this Agreement and shall seek early termination with respect thereto) and any similar non-U.S. competition notifications that the Parties mutually agree are reasonably necessary, and (iii) any other applicable Law; and (d) execute or deliver any additional instruments reasonably necessary to consummate the Transaction in accordance with the terms hereof. The Parties shall cooperate with each other in connection with the making of all such filings. For the avoidance of doubt, except to the extent it results in a failure to satisfy a closing condition set forth in Article VII, the failure to obtain any Consent or Order (including those set forth on Schedule 4.1(c)) shall not serve as the basis for the Purchaser to terminate this Agreement pursuant to Section 2.4 provided that the Company Entities have used reasonable best efforts to obtain such Consent or Order pursuant to this Section 6.1.

(b) Notwithstanding anything to the contrary in this Agreement, the Parties agree to use their reasonable best efforts to obtain consent of all Governmental Entities, including the United States Federal Trade Commission (“FTC”), the Antitrust Division of the United States Department of Justice (“DOJ”) or any other Governmental Entity acting under the HSR Act, and of any other Person (other than a Governmental Entity) necessary to consummate the Transaction; provided that in connection with obtaining the consent of any Person or a Governmental Entity (and including in opposing any Order, Legal Proceeding or Law, as contemplated by Section 2.4(c) and Section 6.1(c)), no Party will be required to (i) sell or otherwise dispose of, or agree to hold separate, any business, assets or properties, (ii) terminate or create any relationships, contractual rights, obligations or other arrangement, or (iii) effect any other restructuring of such Party or any of its Affiliates. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be required to undertake any action that would constitute a violation of the Law of any relevant jurisdiction.

(c) In the event any Legal Proceeding by any Governmental Entity or other Person is commenced which questions the validity or legality of the Transactions or seeks damages in connection therewith, the Parties agree to cooperate and use reasonable best efforts to defend against such Legal Proceeding and, if an injunction or other order is issued in any such Legal Proceeding, to use reasonable best efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the Transactions, in each case subject to the terms of Section 6.1(b).

6.2 Supplement to Disclosure Schedules. From time to time prior to the Closing, the Seller and the Company Entities shall have the right (but not the obligation) to supplement or amend the Disclosure Schedules hereto solely for informational purposes and solely with respect to any matter arising after the date hereof (each a “Schedule Supplement”). Any such Schedule Supplement shall not amend or modify, in any respect, the Disclosure Schedules for any purpose under this Agreement; provided, however, that in the event such event, development or occurrence which is the subject of the Schedule Supplement, individually or taken together with the events, developments or occurrences which are the subject of additional Schedule Supplements, constitutes or relates to something that has had a Material Adverse Effect and the Seller or Companies Entities notify the Purchaser that such Schedule Supplement or Schedule Supplements constitute or relate, individually or in the aggregate, to something that has had a Material Adverse Effect, the Purchaser shall have the right to terminate this Agreement for failure to satisfy the closing conditions set forth in Section 7.2, and solely in this case, where the Purchaser has the right (pursuant to this Section 6.2) to, but does not elect to terminate this Agreement within ten (10) Business Days of its receipt of such Schedule Supplement, then the Purchaser shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to the matter or matters set forth on such Schedule Supplements under any of the conditions set forth in Section 7.2 and, further, shall have irrevocably waived its right to indemnification under Article VIII with respect to such matter or matters.

6.3 Confidentiality. The Purchaser acknowledges that the information provided to it in connection with this Agreement and the Transaction is subject to the terms of the confidentiality agreement by and between Leeds Equity Partners V, L.P. and Purchaser dated January 5, 2016 (the “Non-Disclosure and Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Non-Disclosure and Confidentiality Agreement shall terminate. In the event that this Agreement terminates pursuant to Section 2.4, however, the Non-Disclosure and Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

6.4 Publicity. The Parties will, and will cause each of their respective Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their respective Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Seller and the Purchaser, which consent shall not be unreasonably withheld; provided, however, that (a) upon the execution of this Agreement and upon the Closing, the Seller and the Purchaser shall release a mutually agreed upon joint (or separate) press release, and (b) any Party may, without the prior consent of the Seller and the Purchaser, issue or cause publication of any such press release or public announcement to the extent that such Party reasonably determines, after consultation with outside legal counsel, such action to be required by Law or by the rules of any applicable self-regulatory organization, in which event such Party will use its reasonable best efforts to consult with the Seller and the Purchaser and allow reasonable time to comment on such press release or public announcement in advance of its issuance.

6.5 Tax Matters.

(a) Notwithstanding anything herein to the contrary, the Purchaser, on the one hand, and the Seller, on the other hand, shall each pay 50% of any transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transaction (“Transfer Taxes”). The Seller shall, at the Seller’s expense, file all necessary Tax Returns and other documentation with respect to such Taxes, fees and charges and, if required by applicable Law or to the extent reasonably requested, the Purchaser shall cooperate in the preparation and filing, and join in the execution of any such Tax Returns and other documentation.

(b) The Seller shall have the right to elect to cause to be prepared and filed, all income, franchise or other similar Tax Returns of the Company Entities and/or their Subsidiaries for any Pre-Closing Tax Period that are due after the Closing Date (all such Tax Returns, the “Seller Prepared Returns”); provided that Seller provides notice to the Purchaser within 60 days following the Closing that it elects to prepare any such Tax Return. In the event that any such Tax Return is due in the 60-day period following the Closing, such Tax Return shall be a Purchaser Prepared Return unless the Seller provides written notice to the Purchaser on or before the Closing Date indicating that Seller shall prepare and file such Tax Return. All Seller Prepared Returns shall be prepared at the sole expense of the Seller. Regardless of which Party prepares such Tax Returns, such Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law; provided, however, that (i) all items accruing on the Closing Date shall be allocated to the taxable period ending on the Closing Date to the extent permitted by applicable Law, (ii) no election to waive a carryback of net operating losses under Section 172(b)(3) of the Code shall be made and (iii) all Selling Expenses (regardless of when paid), all capitalized costs that become deductible due to the repayment of Indebtedness at the Closing or as contemplated by this Agreement, and all payments in respect of any compensatory payments made in connection with the Transaction (collectively, the “Transaction Expenses”) shall, to the maximum extent permitted by Law at a “more likely than not” comfort level (but without the requirement of a formal tax opinion) as determined in good faith by the Party preparing such Tax Return, be deducted on such Company Entity’s or one of its Subsidiaries’

income Tax Returns, as applicable, for the taxable period ending on the Closing Date. The Seller shall provide drafts of any Seller Prepared Returns to Purchaser, at least thirty (30) days prior to the due date for filing such Seller Prepared Returns, and the Purchaser shall have fifteen (15) days to review and approve such draft Seller Prepared Returns. The Purchaser shall prepare or cause to be prepared any (x) Tax Returns of the Company Entities and their Subsidiaries for a taxable period ending on or before the Closing Date that are not Seller Prepared Returns and (y) Tax Returns of the Company Entities and/or any of their Subsidiaries for all Straddle Periods (all such Tax Returns, the “Purchaser Prepared Returns”). Within ten (10) Business Days of Purchaser’s written request for reimbursement, Seller shall reimburse Purchaser for all reasonable third party expenses incurred in connection with preparing all income, franchise or similar Purchaser Prepared Returns for a taxable period ending on or prior to the Closing Date. Such Purchaser Prepared Returns shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. The Purchaser shall provide drafts of (i) any income Purchaser Prepared Returns to the Seller at least thirty (30) days prior to the due date for filing such Purchaser Prepared Returns and (ii) non-income Purchaser Prepared Returns as soon as is reasonably practicable, to the Seller, and the Seller shall have fifteen (15) days to review and approve such draft Purchaser Prepared Returns. The Seller and the Purchaser shall negotiate in good faith to resolve any disputes over such Seller Prepared Returns or Purchaser Prepared Returns, as applicable, for the following fifteen (15) days after receipt by the other Party. Any disputes that cannot be resolved through negotiations between the Purchaser and the Seller shall be taken to the Neutral Arbitrator. If a draft Tax Return is subject to an ongoing dispute under this Section 6.5(b) at the time it is required to be filed, then such Tax Return shall be filed in a manner as proposed by the party that prepared such Tax Return, with an amended Tax Return reflecting the resolution by the Neutral Arbitrator to be filed following such Neutral Arbitrator’s resolution of the dispute. The determination of the Neutral Arbitrator shall be binding on the Parties. The costs of the Neutral Arbitrator shall be borne by the Purchaser, on the one hand, and the Seller, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by such accounting firm. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any such dispute shall be borne by the Party incurring such cost and expense.

(c) The Seller shall have the right to control at its election and sole expense, and the Purchaser shall have the right to participate in (at its own expense), any audit, litigation or other proceeding (a “Tax Contest”) for a Pre-Closing Tax Period with respect to Taxes and Tax Returns of the Company Entities or any of their Subsidiaries for which a Purchaser Indemnified Party would be entitled to indemnification under this Agreement or that could reduce a Tax refund or credit to which the Seller is entitled under Section 6.5(i) or any Actual Tax Savings payment under Section 6.5(j) and is not reasonably expected to impact Taxes or Tax positions in taxable periods or portions thereof after the Closing (a “Pre-Closing Tax Contest”). If the Seller elects to control a Pre-Closing Tax Contest, (i) the Seller shall not settle, compromise, resolve or abandon any such Pre-Closing Tax Contest without the Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed), (ii) the Seller shall promptly notify the Purchaser of its intent to control such Pre-Closing Tax Contest in writing, (iii) the Seller shall promptly take all actions reasonably necessary to allow the Purchaser, the Company Entities, and their Subsidiaries and their counsel to fully participate in such Pre-Closing Tax Contest, and (iv) the Seller shall keep the Purchaser reasonably informed of the details and status of such matter (including providing the Purchaser with copies of all written correspondence regarding such matter). The Purchaser shall provide the Seller with prompt written notice of any written inquiries by a Taxing Authority relating to a Pre-Closing Tax Contest within fifteen (15) days of the receipt of such notice; provided, however, that the failure to give notice as provided in this Section 6.5(c) shall not affect the Purchaser’s right to indemnification under this Agreement so long as the Seller was not materially prejudiced by the Purchaser’s failure to timely provide such notice. If the Seller elects not to control such Pre-Closing Tax Contest, then the Purchaser shall control such matter at the Seller’s sole cost and expense; provided, that in such case or in the case of any other Tax Contest that relates to Taxes in a Pre-Closing Tax Period (I) the Seller shall have the right to participate in any such matter (at its own expense) and (II) the Purchaser shall keep the Seller reasonably informed of the details and status of such matter (including providing the Seller with copies of all written correspondence regarding such matter). The Purchaser shall not settle any such proceedings without the written consent of the Seller (not to be unreasonably withheld, conditioned or delayed) if such settlement or compromise would have the effect of increasing a Tax liability for which any Purchaser Indemnified Party would be entitled to indemnification under this Agreement, or could reduce a Tax refund or credit to which the Seller is entitled under Section 6.5(i) or any Actual Tax Savings payment under Section 6.5(j).

(d) The Seller and the Purchaser shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Returns for the Company Entities and/or and their Subsidiaries, the filing and prosecution of any Tax claims, and any audit, litigation or other proceeding with respect to Taxes of the Company Entities or any of their Subsidiaries. Such cooperation shall include providing records and information that are reasonably relevant to such matters and making employees available on a mutually convenient basis to provide assistance in the preparation of the Purchaser Prepared Returns and additional information and explanation of any material provided hereunder.

(e) Except as required by applicable Law or Section 6.5(i), without the prior written consent of the Seller, neither the Purchaser, the Company Entities nor any of their respective Affiliates shall, with respect to a Pre-Closing Tax Period, make or change any Tax election, adopt or change any accounting method, file or amend any Tax Return, surrender any right to claim a refund of Taxes or take any other action if such election, adoption, change, amendment, surrender or action could have the effect of increasing the Tax liability for which any Purchaser Indemnified Party would be entitled to indemnification under this Agreement or reduce the amount of any refund or credit or any Actual Tax Savings payment to which the Seller would otherwise be entitled pursuant to Section 6.5(i) or Section 6.5(j) of this Agreement.

(f) For the portion of the Closing Date after the time of Closing, other than transactions expressly contemplated hereby, the Purchaser shall cause the Company Entities and their Subsidiaries to carry on their business only in the Ordinary Course of Business.

(g) The Purchaser, the Seller and their respective Affiliates shall cause the Tax year of the Company Entities and their Subsidiaries to end at the end of the day on the Closing Date for federal and applicable state, local and foreign income Tax purposes, to the extent permitted under applicable Law. If applicable Law does not permit the Company Entities or any of their Subsidiaries to close its taxable year on the Closing Date or in any case in which a

Tax is assessed with respect to a taxable period which includes the Closing Date (but does not end on that day) (a “Straddle Period”), the Taxes, if any, attributable to the portion of the Straddle Period that is a Pre-Closing Tax Period shall be allocated (including for purposes of Section 6.5(i)) as follows: (i) the amount of any Taxes based on or measured by income or receipts, sales or use taxes, employment taxes, or withholding taxes of such Company Entity and/or its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and, for such purpose, the taxable period of any partnership, other pass-through entity or any “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code in which the Company Entities or any of their Subsidiaries holds a beneficial interest shall be deemed to terminate at such time), and (ii) the amount of any other Taxes of such Company Entity and/or its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The Purchaser and its Subsidiaries, including the Company Entities and their Subsidiaries, will file consolidated U.S. federal income Tax Returns for all taxable periods after the Closing Date.

(h) Neither the Purchaser, the Company Entities nor any of their Affiliates shall make an election under Section 336 or Section 338 of the Code (or any comparable provision of foreign, state or local Law) in respect of the transactions contemplated under this Agreement.

(i) Except with respect to any income Tax refunds arising from the carryback of any item of loss or deduction from a taxable period beginning after the Closing Date (with respect to which the Purchaser shall be entitled), any refunds for Taxes (including any interest in respect thereof) received by the Purchaser, the Company Entities or any of their respective Affiliates, and any amounts credited against Taxes otherwise payable to which the Purchaser, the Company Entities or any of their respective Affiliates become entitled (including by way of any amended Tax Return), related to, or resulting or arising, directly from any Taxes of the Company Entities or their Subsidiaries for a taxable period (or portion thereof) ending on or before the Closing Date shall be property of the Seller. The Purchaser, the Company Entities and their respective Affiliates shall, if the Seller so requests, cause the Company Entities or any of their Subsidiaries, at the sole expense of the Seller, to file for and use their reasonable best efforts to obtain any Tax refund or credit to which the Seller would be entitled under this Section 6.5(i). The Purchaser shall, upon request, permit the Seller to participate in the prosecution of any such refund or credit claim at the expense of the Seller. All refunds paid to the Seller under this Section 6.5(i) shall be net of (i) Taxes imposed on the Purchaser, the Company Entities or any of their Subsidiaries or Affiliates arising as a result of receiving such refund, (ii) any reasonable out-of-pocket costs associated with obtaining such refund (including filing documents and amended Tax Returns), and (iii) any Tax required to be withheld on such payment. Notwithstanding Section 4.14(b), if there is a subsequent reduction by the applicable Governmental Entity (or by virtue of a change in applicable Tax Law) of any amounts with respect to which a payment has been made to the Seller pursuant to this Section 6.5(i), then the Seller shall pay to the Purchaser an amount equal to such reduction plus any interest or penalties imposed by the Governmental Entity with respect to such reduction.

(j) To the extent actually realized by the Purchaser, the Company Entities or any of their Subsidiaries or Affiliates, the Purchaser shall pay to the Seller, by wire transfer of immediately available funds, an amount, in cash, equal to the Actual Tax Savings within thirty (30) days of receiving or realizing such amount; provided, however, that the Seller shall have no rights to amounts hereunder five (5) years after the Closing Date. For purposes of the foregoing sentence, Actual Tax Savings shall be deemed realized at the time of the due date of the Tax Returns (subject to permitted extensions) with respect to which such Actual Tax Savings relate. For purposes of this Agreement, “Actual Tax Savings” shall mean the excess, if any, of (i) the Taxes that would have been incurred by the Purchaser, the Company Entities and their Subsidiaries and Affiliates in any taxable period (or portion thereof) beginning after the Closing Date, calculated without taking into account Transaction Expenses (and, for the avoidance of doubt, any net operating losses attributable thereto), as compared to (ii) the actual Taxes incurred by the Purchaser, the Company Entities and their Subsidiaries and Affiliates in such taxable period as determined by finally filed Tax Returns for such period (calculated by taking into account Transaction Expenses). For each taxable period ending on or after the Closing Date, the Purchaser will certify to the Seller, within thirty (30) days of filing a Tax Return for such period, the amount of the Actual Tax Savings, if any. In connection with such certification, the Purchaser shall provide the Seller with such supporting documentation and other information with respect to the Transaction Expenses (and any net operating losses attributable thereto) as the Seller shall request. Any amounts paid to the Seller pursuant to this Section 6.5(j) shall be treated as additional Purchase Price for federal, state and local Tax purposes. Notwithstanding Section 4.14(b), if there is a subsequent reduction by the applicable Governmental Entity (or by virtue of a change in applicable Tax Law) of any amounts with respect to which a payment has been made to the Seller pursuant to this Section 6.5(j), then the Seller shall pay to the Purchaser an amount equal to such reduction plus any interest or penalties imposed by the Governmental Entity with respect to such reduction.

(k) The Seller shall provide the Purchaser on the Closing Date with a certificate of non-foreign status from the Seller, sworn under penalties of perjury and duly executed in accordance with Treasury Regulations Section 1.1445-2(b)(2).

(l) All tax allocation and tax sharing agreements, arrangements, policies and guidelines, formal or informal, express or implied, that may exist between a Company Entity or any of their Subsidiaries, on one hand, and the Seller or any of its Affiliates (other than the Company Entities and their Subsidiaries) or any third party, on the other hand, and all obligations and rights thereunder, shall terminate as of the Closing Date, and will have no further effect for any taxable year (whether the current year, a future year or a past year), and the Company Entities and their Subsidiaries shall cease to have any liability to make or rights to receive any payment thereunder for any amounts due in respect of periods ending prior to or on or after the Closing Date.

6.6 Conduct of the Business Prior to the Closing. Except as (i) expressly required by the terms of this Agreement, (ii) to the extent required by applicable Law, (iii) as set forth in Schedule 6.6 or (iv) as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, each Company Entity shall, and shall cause its Subsidiaries to, (A) (i) conduct their respective businesses in the Ordinary Course of Business, except as required by Law or as otherwise expressly contemplated by this Agreement, and use reasonable best efforts to preserve substantially intact such Company Entity’s and its Subsidiaries’ business and all of their material assets and properties and (ii) use reasonable best efforts to maintain in all material respects their current relations and goodwill with vendors, customer base and other Persons having material business relationships with such Company Entity and/or its Subsidiaries, and (B) each Company Entity shall not, and shall not permit any of its Subsidiaries to:

(a) modify or amend any of the Governing Documents of any Company Entity or Subsidiary of a Company Entity;

(b) issue, deliver, sell, pledge, encumber or grant (A) any shares of its capital stock, (B) any Voting Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Debt, voting securities or convertible or exchangeable securities, or conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights, “tag along” or “drag along” rights, commitments, agreements, Contracts, arrangements or undertakings in respect of, security convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of such capital stock of, or other equity or voting interests in any Company Entity or Subsidiary of a Company Entity or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based performance units or other rights that are linked in any way to the price or value of the Company Entity Shares, other than the Sale Bonuses;

(c) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of any Company Entity or Subsidiary of a Company Entity;

(d) except as set forth on Schedule 6.6(d), acquire (A) by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, any Person, corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to any Company Entity or Subsidiary of a Company Entity, except in the case of this clause (B) for purchases in the Ordinary Course of Business consistent with past practice;

(e) enter into any other Material Contract, other than in the Ordinary Course of Business consistent with past practice, or materially amend or modify, renew, terminate or grant any release or relinquishment of any material right under any Material Contract;

(f) except to the extent required to comply with applicable Law or the terms of any Benefit Plans, (A) grant or announce any equity awards or increase in the salaries, bonuses, severance or termination pay or other compensation and benefits to any director, officer or employee of any Company Entity or Subsidiary of a Company Entity, in each case, except in the Ordinary Course of Business consistent with past practice or with respect to the Sales Bonus; (B) enter into any severance or termination agreement with any director, officer or employee of any Company Entity or Subsidiary of a Company Entity pursuant to which the aggregate severance benefits per individual could exceed $40,000; (C) take any action to accelerate any rights or benefits, or make any material determinations, under any Benefit Plan; (D) hire any new employees or terminate the employment of any employee of any Company Entity or Subsidiary of a Company Entity, unless such hiring or firing is in the Ordinary Course of Business consistent with past practice (provided that, for the avoidance of doubt, the firing of any employee of any Company Entity or Subsidiary of a Company Entity with an annual salary in excess of $200,000 shall in no instance be considered to be in the Ordinary Course of Business consistent with past practice); (E) establish, adopt, enter into, amend in any material respect, increase benefits under, or, except as contemplated under Section 6.14, terminate any Benefit Plan or collective bargaining agreement (or other similar agreement with a works council or other labor organization);

(g) change its accounting principles, methods, policies or procedures except to the extent required to conform with GAAP;

(h) change its fiscal year;

(i) make or change any material Tax election, make any material change in any method of Tax accounting or any Tax accounting period (including such a change that would cause the unpaid Taxes of each Company Entity and their Subsidiaries to exceed the reserve for Tax liability as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns), file any amended Tax Return, waive or extend the statute of limitations or settle or compromise any material Tax liability or refund;

(j) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien (other than Permitted Liens) any properties or assets (including Intellectual Property) that are material, individually or in the aggregate, to the Company Entities and the Subsidiaries of the Company Entities, taken as a whole, except for sales of inventory, personal property and excess or obsolete assets in the Ordinary Course of Business consistent with past practice;

(k) (A) incur any Indebtedness other than Indebtedness for borrowed money incurred in the Ordinary Course of Business that is prepayable in full at or prior to the Closing (without penalty or premium) in an aggregate amount not to exceed $100,000, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in any Company Entity or Subsidiary of a Company Entity, except for extensions of trade credit in the Ordinary Course of Business consistent with past practice and except for loans to employees in the Ordinary Course of Business consistent with past practice;

(l) settle or compromise any material Legal Proceeding brought by or against any Company Entity or Subsidiary of a Company Entity other than for claims brought against any Company Entity or Subsidiary of a Company Entity that are settled or compromised solely upon payment of cash or cash equivalents in an amount not to exceed $100,000 individually or in $250,000 in the aggregate and so long as the settlement or compromise includes a complete and unconditional release of the Company Entity or its Subsidiary related to the matters underlying the claim; or

(m) authorize, agree, resolve or consent to any of the foregoing.

6.7 Pre-Closing Period Access to Information.

(a) Subject to Section 6.7(b), except as required pursuant to any confidentiality agreement or similar Contract between the Company Entities or any of their Subsidiaries and a third Person or pursuant to applicable Law, during the Pre-Closing Period, the Company Entities will: (i) provide the Purchaser and its representatives (including any Person who is considering providing financing to the Purchaser to finance all or any portion of the Aggregate Purchase Price that is subject to a written confidentiality agreement with customary restrictions on use and disclosure of information with respect to the Company Entities and their Subsidiaries, and their respective representatives) with reasonable access, upon reasonable prior notice and during normal business hours at mutually convenient times, to the officers, directors, employees, agents and accountants and other advisors of the Company Entities and their Subsidiaries and their assets and properties and books and records; and (ii) furnish the Purchaser and such other Persons with all such information and data (including without limitation copies of Contracts, Benefit Plans and other books and records) concerning the business and operations of the Company Entities and their Subsidiaries as the Purchaser or any of such other Persons may reasonably request in connection with such investigation.

(b) Any such access and/or investigation by the Purchaser and its representatives shall not unreasonably interfere with any of the businesses or operations of the Company Entities or their Subsidiaries. Neither the Purchaser nor any of its representatives shall have any contact whatsoever, prior to the Closing Date, with respect to the Company Entities or any of their Subsidiaries or the Transaction with any agent, broker, partner, lessor, vendor, customer, supplier, employee or consultant of the Company Entities or any of their Subsidiaries, except in consultation with the Seller and then only with the express prior written approval of the Seller. All requests by the Purchaser for access or information shall be submitted or directed exclusively to an individual or individuals to be designated by the Seller.

6.8 Post-Closing Preservation of Records. In order to facilitate the resolution of any claims made against or incurred by the Seller, the Company Entities and/or any of their Subsidiaries prior to the Closing, or for any other reasonable purpose, for a period of seven (7) years after the Closing, the Purchaser shall or shall cause its subsidiaries (including the Company Entities) to:

(a) retain the books and records (including personnel files) of the Company Entities and their Subsidiaries relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company Entities and such Subsidiaries and otherwise in compliance with applicable Law; and

(b) upon reasonable notice, afford the Seller and its representatives reasonable access (including the right to make photocopies), during normal business hours for any reasonable business purpose, to such books and records; provided, however, that the Purchaser shall not be required to disclose to the Seller any information if the Seller or any of its Affiliates, on the one hand, and the Purchaser or any of its Affiliates, on the other hand, are adverse parties in a pending litigation and such information pertains to the subject matter of such pending litigation (except as required by a valid subpoena or an order of a court of competent jurisdiction) or constitutes attorney-client privileged information (other than Privileged Deal

Communications), provided further, that the Purchaser shall not be required to disclose to the Seller any information if such disclosure would constitute a violation of applicable Law or breach of any Contract intended to protect the confidential information of a third party to which the Purchaser or any of its Subsidiaries (including the Company Entities and their Subsidiaries) is a party.

6.9 No Solicitation. During the Pre-Closing Period, the Seller and the Company Entities shall, and shall cause their Subsidiaries and each of their respective directors, officers, partners, members, managers, trustees, employees, agents and advisors (collectively, the “Representatives”) to, cease any and all existing activities, discussions or negotiations with any Person other than the Purchaser with respect to, and to deal exclusively with the Purchaser and its designated Affiliates and representatives regarding, any and all acquisitions of, and investments in, the Company Entities and their Subsidiaries, whether by way of merger, consolidation or other business combination with any other Person, purchase or exchange of equity interests, purchase of assets or otherwise (an “Alternative Transaction”) and, without the prior consent of the Purchaser, the Company Entities shall not, and shall cause their Subsidiaries and the Representatives not to:

(a) solicit, initiate or otherwise engage in any negotiations, discussions or other communications with any other Person relating to any Alternative Transaction;

(b) provide information or documentation to any other Person with respect to the Company Entities or any of their Subsidiaries or any of their respective businesses or assets in respect of any Alternative Transaction; or

(c) agree to enter into or enter into any Contract with any other Person in respect of any Alternative Transaction.

6.10 Director and Officer Indemnification and Insurance.

(a) The Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by the Company Entities and their Subsidiaries now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer, director, or manager, as applicable, of the Company Entities or any of their Subsidiaries, as provided in the Governing Documents of the Company Entities or the Subsidiaries of the Company Entities, in each case as in effect on the date of this Agreement, or pursuant to any other Contract in effect on the date hereof, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for at least six (6) years after the Closing Date.

(b) The Company Entities shall or cause one or more of their Subsidiaries, at the Purchaser’s sole expense, to obtain and pay for in full as of the Closing Date, “tail” directors’ and officers’ liability insurance policies (the “D&O Tail Policies”) with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors, officers and managers of the Company Entities and their Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the Transaction); provided, however, that neither the Company Entities nor their Subsidiaries shall pay or covenant to pay more than 300% of the insurance premium of the existing directors’ and officers’ liability policies of the Company Entities and their Subsidiaries. After the Closing, neither Purchaser, the Company Entities nor any of their Affiliates will take any action to negate, cancel or otherwise modify or terminate such “tail” insurance policies.

(c) The obligations of the Purchaser under this Section 6.10 shall not be terminated or modified in such a manner as to adversely affect any director, officer or manager to whom this Section 6.10 applies without the consent of such affected director, officer or manager (it being expressly agreed that the directors, officers and managers to whom this Section 6.10 applies shall be third-party beneficiaries of this Section 6.10, each of whom may enforce the provisions of this Section 6.10).

(d) In the event the Purchaser, the Company Entities or any of their Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Purchaser, the Company Entities or such Subsidiary, as the case may be, shall assume all of the obligations set forth in this Section 6.10.

6.11 Employment and Benefit Matters. For the period commencing on the Closing Date and ending on the one (1) year anniversary of the Closing Date (“Benefit Period”), the Purchaser agrees to maintain, or cause to be maintained, the compensation and benefit levels, including base salary, annual cash incentive opportunities, retirement benefits, and health and welfare benefits (but not including any defined benefit pension, nonqualified deferred compensation, retiree or post-employment health or welfare benefits, equity or equity-based compensation or benefits) for the Company Employees during their period of employment with Purchaser or the Company Entities in the Benefit Period, at levels which are, in the aggregate, no less favorable than those in effect for the Company Employees immediately prior to the Closing. The Purchaser or its subsidiaries shall treat, and cause the applicable benefit plans to treat, the service of the Company Employees with such Company Entity or any Subsidiary of such Company Entity attributable to any period before the Closing Date as service rendered to the Purchaser or any subsidiary of the Purchaser for purposes of eligibility and vesting under the Purchaser’s or such Subsidiary’s vacation program, health or welfare plan(s) maintained by the Purchaser or such subsidiary of the Purchaser, and the Purchaser’s or such subsidiary’s defined contribution plans to the same extent that such service was credited to such employee for the same purpose under the analogous Benefit Plan, except where credit would result in duplication of benefits. Without limiting the foregoing, to the extent that any Company Employee participates in any health or other group welfare benefit plan of the Purchaser or a subsidiary of the Purchaser during the Benefit Period, (a) the Purchaser or such subsidiary of the Purchaser shall use reasonable best efforts to cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar welfare plan of the Purchaser or such subsidiary of the Purchaser to be waived with respect to the Company Employees and their eligible dependents, to the extent waived under the corresponding plan in which the Company Employee participated immediately prior to the Closing Date, and (b) use reasonable best efforts to credit any deductibles and co-pays paid by any such Company

Employee under any of the Company’s or its Subsidiaries’ health plans in the plan year in which the Closing Date occurs towards deductibles and co-pays for such employee under the health plans of the Purchaser or any subsidiary of the Purchaser. Nothing contained in this Section 6.11 or any other provision of this Agreement, shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, or create any third-party beneficiary rights or obligations in any person (including any Company Employee), including with respect to (x) any right to employment or continued employment or to a particular term or condition of employment with Purchaser, the Company Entities or their respective Affiliates and (y) the ability of Purchaser or any of its Affiliates (including, following the Closing Date, the Company Entities) to amend, modify, or terminate any benefit or compensation plan, program, agreement or arrangement at any time established, sponsored or maintained by any of them.

6.12 Affiliate Agreements. On and as of the Closing Date, the Company Entities and the Seller shall take all actions necessary to cause all Contracts set forth on Schedule 4.18, other than the Contracts listed on Schedule 6.12, to be terminated without any further force and effect. The parties agree, on behalf of themselves and each of their current and future Affiliates, that all Related Party Liabilities (other than those arising under the Contracts listed on Schedule 6.12) that have not been fully repaid or discharged as of the Closing Date shall terminate and be extinguished as of the Closing Date without the payment of any consideration or other action by any of the Parties, their Affiliates, or any other Person and the Parties shall, and shall cause their respective Affiliates to, take all actions necessary or desirable to evidence such termination and extinguishment.

6.13 Resignation Letters. On and as of the Closing Date, Seller shall deliver written resignations of (a) each of the directors of each Company Entity and each Subsidiary of a Company Entity, and (b) those officers of the Company Entities and their respective Subsidiaries designated by the Purchaser at least five (5) Business Days prior to the Closing Date.

6.14 401(k) Plan. At least one (1) day prior to the Closing Date and subject to the Closing, Seller shall terminate the Evanta Ventures, Inc. 401(k) Plan, and on and as of the Closing Date, Seller shall deliver evidence of the adoption of a resolution terminating the Evanta Ventures, Inc. 401(k) Plan and confirming that no further contributions shall be made to such plan (other than with respect to compensation for periods prior to Closing).

6.15 Privacy Policy. The Company Entities have amended the Privacy Policy of the Company Entities, effective as of April 27, 2016, in the form set forth in Schedule 6.15 hereto. For the avoidance of doubt, this Section 6.15 does not require the receipt of any acknowledgment or consent of any end users to the amendment to the Privacy Policy of the Company Entities.

6.16 Domain Name Assignment. Prior to the Closing Date, the Company Entities will assign to Leeds Equity Advisors, Inc. or a Person designated by Leeds Equity Advisors, Inc. the domain name LEEDSEQ.COM.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation. The respective obligation of each Party to effect the Transaction is subject to the satisfaction (or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists in accordance with Section 9.7) at or prior to the Closing of the following conditions:

(a) HSR Act. Any waiting period applicable to the consummation of the Transaction under the HSR Act shall have expired or been terminated.

(b) No Injunctions or Restraints; Illegality. No Law, Order or other legal restraint or prohibition shall have been enacted, entered, issued, promulgated or enforced by any Governmental Entity which prohibits, prevents, restrains, restricts, enjoins or makes illegal the consummation of the Transaction.

7.2 Conditions to Obligation of the Purchaser. The obligation of the Purchaser to effect the Transaction is subject to the satisfaction, or waiver by the Purchaser, at or prior to Closing, of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authority and Validity), Section 3.4 (Ownership of Shares), Section 4.1(a) (Organization), Section 4.1(b) (Authority), and Section 4.16 (Brokers) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), (ii) the representations and warranties set forth in Section 4.2 (Capitalization of the Company Entities) shall be true and correct in all respects, and (iii) each of the other representations and warranties of the Seller and the Company Entities set forth in Article III and Article IV, respectively, of this Agreement shall be true and correct in all respects, except where the failure of such representations and warranties to be true and correct has not had or would not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” and other materiality qualifications contained in such representations and warranties shall be disregarded, except that the term “Material Adverse Effect” contained in Section 4.5(a)(i) (Absence of Changes) shall not be disregarded), in the case of each of clauses (i), (ii) and (iii), at and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(b) Performance of Covenants and Agreements. Seller and each Company Entity shall have performed and complied with all covenants and agreements required to be performed by it under this Agreement in all material respects at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, event, condition, change occurrence or effect which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Closing Deliverables. The Seller shall have delivered or caused to be delivered to the Purchaser the deliverables set forth in Section 2.2(a).

7.3 Conditions to Obligation of the Seller. The obligation of the Seller to effect the Transaction is subject to the satisfaction, or waiver by the Seller, at or prior to Closing, of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Purchaser set forth in Section 5.1 (Organization), Section 5.2 (Authority and Validity), Section 5.4 (Financial Capability) and Section 5.5 (Brokers) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), and (ii) each other representation and warranty of the Purchaser set forth in Article V shall be true and correct in all respects, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a material and adverse effect on the Purchaser’s ability to consummate the Transaction, in the case of clauses (i) and (ii), at and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(b) Performance of Covenants and Agreements of the Purchaser. The Purchaser shall have performed and complied with all covenants and agreements required to be performed by it under this Agreement in all material respects at or prior to the Closing Date.

(c) Closing Deliverables and Actions. The Purchaser shall have delivered or caused to be delivered to the Seller the deliverables set forth in Section 2.2(b), and the Purchaser shall have made (or caused to be made) the payments set forth in Section 2.3.

7.4 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused solely as a result of a breach by such Party of its representations, warranties, obligations or covenants under this Agreement.

ARTICLE VIII

INDEMNIFICATION; CERTAIN REMEDIES

8.1 Survival. The representations and warranties contained in this Agreement (other than the Fundamental Representations, the Employee Benefit Representations and the Tax Representations) shall survive until the Escrow Termination Date; provided, however, that any claim that is properly asserted in writing with respect to any such representation or warranty pursuant to this Article VIII prior to the Escrow Termination Date (as well as the underlying representation and warranty with respect to such claim) shall survive until such claim is finally resolved and satisfied. The Fundamental Representations and the Employee Benefit Representations shall survive until the third (3rd) anniversary of the Closing Date; provided, however, that any claim that is properly asserted in writing with respect to a breach of any Fundamental Representation or any Employee Benefit Representations pursuant to this Article VIII prior to the third (3rd) anniversary of the Closing Date (as well as the underlying representation and warranty with respect to such claim) shall survive until such claim is finally resolved and satisfied. The Tax Representations shall survive until ninety (90) days after expiration of the applicable statute of limitations; provided, however, that any claim that is properly asserted in writing with respect to a breach of any Tax Representation pursuant to this Article VIII prior to ninety (90) days after expiration of the applicable statute of limitations for such Tax Representation (as well as the underlying representation and warranty with respect to such claim) shall survive until such claim is finally resolved and satisfied. All covenants and other agreements contained in this Agreement shall survive the Closing in accordance with their respective terms.

8.2 Indemnification of Purchaser Indemnified Parties.

(a) Subject to Section 8.4 and the other provisions of this Article VIII, from and after the Closing, the Seller hereby agrees to reimburse, defend, indemnify and hold the Purchaser and its Affiliates and their respective directors, officers, managers, members, shareholders, partners, employees agents, representatives, successors, permitted assigns and stockholders (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all Losses actually incurred by a Purchaser Indemnified Party after the Closing based upon, arising out of or resulting from:

(i) any breach or inaccuracy of any of the representations or warranties made by the Seller in Article III of this Agreement or by any Company Entity in Article IV of this Agreement;

(ii) any breach of, default under or failure to perform any covenant or agreement made by the Seller or any of the Company Entities in this Agreement;

(iii) any Indemnified Taxes.

(b) The Purchaser shall take and shall cause the Company Entities and their respective Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

8.3 Indemnification of Seller Indemnified Parties.

(a) Subject to Section 8.4 and the other provisions of this Article VIII, from and after the Closing, the Purchaser hereby agrees to reimburse, defend, indemnify and hold the Seller and its Affiliates and their respective directors, officers, managers, members, shareholders, partners, employees agents, representatives, successors, permitted assigns and stockholders (collectively, the “Seller Indemnified Parties”), harmless from and against any and all Losses actually incurred by a Seller Indemnified Party after the Closing based upon, arising out of or resulting from:

(i) any breach or inaccuracy of any of the representations or warranties made by the Purchaser in Article V of this Agreement; or

(ii) any breach of, default under or failure to perform any covenant or agreement made by the Purchaser in this Agreement.

(b) The Seller shall take and shall cause its Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

8.4 Limitations on Indemnification.

(a) Notwithstanding the provisions of this Article VIII, no Purchaser Indemnified Party shall be entitled to indemnification for any Losses under Section 8.2(a)(i) or Section 8.2(a)(iii) unless and until the aggregate amount of all such Losses exceeds an amount equal to Two Million Seven Hundred Fifty Thousand Dollars ($2,750,000) (the “Deductible Amount”); provided, however, that from and after such time as the total amount of Losses actually incurred by the Purchaser Indemnified Parties under Section 8.2(a)(i) and Section 8.2(a)(iii) exceeds the Deductible Amount, the Purchaser Indemnified Parties shall be entitled to indemnification only for the amount that exceeds the Deductible Amount, and provided, further, that the Deductible Amount shall not apply to any Losses resulting from breaches or inaccuracies of the Company Fundamental Representations or Seller Fundamental Representations. Notwithstanding the provisions of this Article VIII, no Purchaser Indemnified Party shall be entitled to indemnification for any individual Loss or series of related Losses under Section 8.2(a)(i) which do not exceed $25,000 (“Basket Amount”) (which Losses shall not count toward the Deductible Amount) unless and until such Losses in the aggregate exceed the Deductible Amount; provided, however, that the Basket Amount shall not apply to any Losses resulting from breaches or inaccuracies of the Company Fundamental Representations or Seller Fundamental Representations.

(b) Notwithstanding the provisions of this Article VIII, (i) in no event shall the aggregate indemnification under Section 8.2(a)(i), except with respect to Losses resulting from breaches of Company Fundamental Representations or Tax Representations, exceed Nineteen Million Two Hundred Fifty Thousand Dollars ($19,250,000), (ii) in no event shall the aggregate indemnification under Section 8.2(a)(i) for Losses resulting from breaches of the Tax Representations and Section 8.2(a)(iii) collectively exceed Eighty Two Million Five Hundred Thousand Dollars ($82,500,000), and (iii) in no event shall the aggregate indemnification under Section 8.2(a)(i) through Section 8.2(a)(iii)) exceed the proceeds actually received by the Seller pursuant to this Agreement.

(c) Neither a Purchaser Indemnified Party nor a Seller Indemnified Party shall be entitled to indemnification pursuant to Section 8.2 or Section 8.3 for any Loss to the extent the Purchaser Indemnified Party or Seller Indemnified Party seeking indemnification had actual knowledge prior to Closing of the facts, circumstances, or events that gave rise to the Loss for which indemnification is being sought such that the applicable Purchaser Indemnified Party or Seller Indemnified Party would reasonably have been expected to understand the potential scope and magnitude of the Loss for which indemnification is being sought. The Party alleging that the Purchaser Indemnified Party or Seller Indemnified Party, as applicable, seeking indemnification should not be entitled to such indemnification because of the prior sentence shall have the burden of proof that the Purchaser Indemnified Party or Seller Indemnified Party seeking such indemnification had the actual knowledge contemplated by the prior sentence. For purposes of this Section 8.4(c), (i) the actual knowledge of each of the Seller, the Purchaser, a Subsidiary of the Purchaser, and each other Purchaser Indemnified Party or Seller Indemnified Party that is an entity shall be limited to the actual knowledge prior to the Closing of the respective directors, officers, managers and employees of the applicable entity who were directly and materially involved in the negotiation, evaluation or effectuation of this Agreement and the Transaction; and (ii) in no event shall the actual knowledge of any Person who was a director, officer, manager or employee of any Company Entity or any Subsidiary of a Company Entity as of or prior to the Closing be imputed to the Purchaser or any of its Subsidiaries. The Parties acknowledge and agree that this Section 8.4(c) shall not apply to the matters described in the letters referenced on Schedule 4.7(b) of the Disclosure Schedules.

(d) Notwithstanding anything to the contrary contained herein: (i) except as permitted by Section 1.4(e) with respect to Downward Adjustment Amounts, no Purchaser Indemnified Party may make a claim against the Indemnity Escrow Account for any Losses other than Losses that are subject to indemnification pursuant to Section 8.2(a)(i) through Section 8.2(a)(iii) and (ii) the Purchaser Indemnified Parties shall make any claim for Losses pursuant to this Article VIII first against the Indemnity Escrow Account.

(e) Any Loss for which any Purchaser Indemnified Party or Seller Indemnified Party is entitled to indemnification under this Article VIII shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.

(f) For the purposes of this Article VIII, the determination of (i) whether there has been a breach of or inaccuracy in any representation and warranty of the Parties set forth in this Agreement and (ii) the calculation of any Losses resulting from any such breach or inaccuracy, shall be determined without giving effect to any limitations or qualifications regarding materiality, the use of the word “material,” “material respects,” “Material Adverse Effect” or any similar term, qualification or limitation based on materiality contained herein (including any reference to the Company Entities and their Subsidiaries taken as a whole); provided, however, any reference to materiality shall be given effect for (x) the definition of “Material Contracts” and (y) solely for purposes of clause (i) of this Section 8.4(f), the representations and warranties set forth in Section 4.4(a), Section 4.4(c) and Section 4.5.

8.5 Indemnification Procedures.

(a) In the event that indemnification may be sought under this Article VIII (an “Indemnification Claim”) in connection with (i) any action, suit or proceeding that may be instituted or (ii) any claim that may be asserted, in any such case, by any Person not a party to this Agreement, the Party seeking indemnification hereunder (the “Indemnified Party”) shall promptly cause written notice of the assertion of such Indemnification Claim to be delivered to (A) the Seller, in the case of an Indemnification Claim by or on behalf of the Purchaser Indemnified Parties or (B) the Purchaser, in the case of an Indemnification Claim by or on behalf of the Seller Indemnified Parties (the Seller or the Purchaser, as applicable, the “Indemnifying Party”) prior to the expiration of the applicable survival period set forth in Section 8.1; provided, however, that no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification obligation hereunder unless (and then solely to the extent that) the Indemnifying Party is prejudiced by such delay. The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Party, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim and, if the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, it shall within thirty (30) days (or sooner, if the nature of the Indemnification Claim so requires) (the “Dispute Period”) notify the Indemnified Party of its intent to do so. If the Indemnifying Party during the Dispute Period elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Indemnification Claim. If the Indemnifying Party assumes the defense of any Indemnification Claim, the Indemnified Party may participate, at its own expense, in the defense of such Indemnification Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (1) so requested by the Indemnifying Party to participate or (2) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided, further, however, that the Indemnifying Party shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with any single Indemnification Claim. The Parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim. Notwithstanding anything in this Section 8.5(a) to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other Party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment unless the claimant and such Party provide to such other Party an unqualified release from all liability in respect of the Indemnification Claim. Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third party claimant, and the Indemnifying Party notifies the Indemnified Party in writing of the Indemnifying Party’s willingness to accept the settlement offer and, subject to the applicable limitations of Section 8.4, pay the amount called for by such offer, and the Indemnified Party declines to accept such offer, the Indemnified Party may continue to contest such Indemnification Claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Indemnification Claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (x) the amount of the settlement offer that the Indemnified Party declined to accept; or (y) the aggregate Losses of the Indemnified Party with respect to such Indemnification Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Indemnification Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnified Party in defending such Indemnification Claim) if (x) the Indemnification Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages or (y) in the event the Indemnification Claim were to be unfavorably decided, the Indemnified Party would be reasonably likely to be liable for Losses in excess of the amounts (other than by immaterial amounts) reasonably expected to be received from the Indemnifying Party. If such equitable relief or other relief portion of the Indemnification Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.

(b) In the event that an Indemnified Party has any claim against an Indemnifying Party hereunder, but which such claim does not involve an action, suit, proceeding or claim by a third party not party to this Agreement, which such Indemnified Party determines to assert, then such Indemnified Party shall assert such Indemnification Claim by sending written notice to the Indemnifying Party describing in reasonable detail the nature of such claim and the Indemnified Party’s estimate of the amount of Losses attributable to such claim.

(c) After any final and non-appealable decision, judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction, or a settlement or arbitration shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to any Indemnification Claim hereunder, then the Indemnifying Party shall pay any amount so determined to such Indemnified Party.

(d) To the extent there is a conflict between the provisions of this Section 8.5, on the one hand, and the provisions of Section 6.5, on the other, the provisions of Section 6.5 shall control.

8.6 Calculation of Losses.

(a) The amount of any Losses for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the Indemnified Party under insurance policies or otherwise with respect to such Losses, (ii) be net of any indemnification paid by any third party and (iii) be reduced by any Tax benefits actually realized by the Indemnified Party to the extent the claim for which indemnification is sought gives rise to a deductible loss, credit or expense in the taxable period when incurred or in the three (3) subsequent annual taxable periods, as calculated on a with and without basis. The Purchaser Indemnified Parties shall use reasonable best efforts to seek full recovery under all insurance policies covering any Loss and from other parties. In the event that an insurance or other recovery is made by any Purchaser Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then such Purchaser Indemnified Party shall promptly pay to the Seller (or one or more accounts designated by the Seller) an amount equal to such recovery.

(b) Notwithstanding anything to the contrary elsewhere in this Agreement, no Party shall, in any event, be liable to any other Person for consequential damages that were not a reasonably foreseeable consequence of the relevant breach or for any special or punitive damages except in the case of a Party’s obligation to indemnify an Indemnified Party for amounts actually paid to a third party where consequential, special or punitive damages are awarded pursuant to a third party claim (or settlement thereof) that is subject to indemnification hereunder.

(c) Notwithstanding anything to the contrary elsewhere in this Agreement, (i) the Purchaser Indemnified Parties are not entitled to indemnification pursuant to this Article VIII to the extent that any matter, amount, item or other fact for which they are seeking indemnification hereunder was included as a Current Liability in determining the Closing Date Net Working Capital Amount or is or relates to an Excluded Item, and (ii) the Purchaser Indemnified Parties’ rights to indemnification pursuant to this Article VIII on account of any Losses will be reduced by the amount of any reserve reflected on the audited consolidated balance sheet of the Company Entities and their Subsidiaries as of December 31, 2015 included in the Financial Statements which were established for the general category of items or matters similar in nature to the specific items or matters giving rise to such Loss.

8.7 Tax Treatment of Indemnity Payments. The Parties agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the purchase price for federal, state, local and foreign income Tax purposes, except as otherwise required by applicable Law.

8.8 Exclusive Remedy; Release. Other than with respect to claims of intentional fraud with respect to the matters addressed by the representations and warranties set forth in this Agreement or in any certificate delivered pursuant to Section 2.2(a)(i) hereof and any claims seeking an injunction or specific performance with respect to a continuing obligation of a Party (as contemplated by this Agreement), the Parties agree that after the Closing, the exclusive remedies of the Purchaser Indemnified Parties and the Seller Indemnified Parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement are the indemnification obligations of the Parties set forth in this Article VIII and the rights, liabilities and obligations of the parties to the Indemnity Support Agreement with respect to the subject matter thereof. To the maximum extent permitted by applicable Law, and other than with respect to intentional fraud with respect to the matters addressed by the representations and warranties set forth in this Agreement or in any certificate delivered pursuant to Section 2.2(a)(i) hereof, any claims seeking an injunction or specific performance with respect to a continuing obligation of a Party (as contemplated by this Agreement) and the rights, liabilities and obligations of the parties to the Indemnity Support Agreement with respect to the subject matter thereof, from and after the Closing, the Purchaser, on behalf of itself and each Purchaser Indemnified Party, and the Seller, on behalf of itself and the Seller Indemnified Parties, each hereby waives all other rights and remedies either may have against the other with respect to any matter arising out of this Agreement or the Transaction, whether under Law or otherwise. Notwithstanding anything to the contrary in this Section 8.8 or any other provision of this Agreement, but subject to Section 5.7, the existence of this Article VIII and of the restrictions set forth herein shall not be applicable to, and shall not limit any legal remedy against any Person with respect to, any claim of intentional fraud with respect to the matters addressed by the representations and warranties set forth in this Agreement or in any certificate delivered pursuant to Section 2.2(a)(i) hereof or any claims seeking an injunction or specific performance with respect to a continuing obligation of a Party (as contemplated by this Agreement). None of the Financing Sources shall have any liability or obligation to any Seller Indemnified Parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Expenses. Except as otherwise expressly provided herein (including, without limitation, Section 1.4, Section 6.5 and Section 6.10 hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that the Purchaser shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act and any comparable foreign Laws, and each of Purchaser and Seller shall be responsible for 50% of the fees and expenses of the Escrow Agent.

9.2 Notices. All notices, requests, demands and other communications made under or by reasons of this Agreement shall be in writing and shall be given by hand delivery, certified or registered mail, return receipt requested, email or next day courier to the affected Party at the address set forth below. Such notices shall be deemed given (a) at the time personally delivered, if delivered by hand with receipt acknowledged; (b) at the time received, if sent by certified or registered mail or by email; and (c) the first day after timely delivery to the courier, if sent by next day courier specifying next day delivery:

(i)	if to the Purchaser or, following Closing, any Company Entity:

CEB Inc.

1919 North Lynn Street

Arlington, Virginia 22209

Attn.:	Fernando Correa Arango
Pamela Auerbach
Tel.:	(571) 303-6742
(571) 303-6824
Email:	correaf@cebglobal.com
pauerbach@cebglobal.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

655 15th Street, N.W.

Washington, D.C.

Attn.:	Mark Director
Brendan Reed
Tel.:	(202) 879-5151
(202) 879-5943
Email:	mark.director@kirkland.com
brendan.reed@kirkland.com

(ii)	if to any Company Entity (prior to the Closing), or the Seller:

c/o Leeds Equity Partners

350 Park Avenue, 23rd Floor

New York, NY 10022

Attn.:	Jacques V. Galante
Tel.:	(212) 835-2000
Email:	jacques.galante@leedsequity.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attn:	John R. LeClaire and Jane Greyf
Tel:	(617) 570-1144, (212) 459-7381
Email:	JLeClaire@goodwinprocter.com, JGreyf@goodwinprocter.com

9.3 Interpretation. When a reference is made in this Agreement to “Sections,” or “Exhibits,” such reference shall be to a section of, or an exhibit of, this Agreement unless otherwise indicated. When a reference is made in this Agreement to “Schedule,” such reference shall be to a section of the Disclosure Schedules unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms defined in the singular have a comparable meaning when used in the plural, and vice versa, and references herein to any gender includes each other gender. Unless expressly provided otherwise, the measure of a period of one month or one year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided, that, if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date. For example, one month following May 18th is June 18th, one month following May 31st is July 1st, and one year following (or the first anniversary of) May 18th, 2016 is May 18th, 2017. Except as otherwise expressly provided herein, references to “dollars,” “Dollars” and “$” will be references to United States Dollars. The Company Entities and the Seller may, at their option, include in the Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in the Disclosure Schedule and the Purchaser Disclosure Schedule shall constitute a disclosure for all sections of this Agreement, in each case to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such section.

9.4 Counterparts; Electronic Delivery. This Agreement may be executed in two or more counterparts, including by electronic transmission, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties. A facsimile, electronic or other reproduction of this Agreement may be executed by one or more Parties to this Agreement, and an executed copy of this Agreement may be delivered by one or more Parties to this Agreement by facsimile or other electronic transmission pursuant to which the signature of or on behalf of such Party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any Party to this Agreement, all Parties to this Agreement agree to execute an original of this Agreement as well as any facsimile, electronic or other reproduction of this Agreement.

9.5 Entire Agreement; Construction. This Agreement (including the definitions in Schedule I, the Disclosure Schedules, the Purchaser Disclosure Schedule, the annexes and exhibits hereto and the other agreements and instruments referred to herein), the Non-Disclosure and Confidentiality Agreement and the Indemnity Support Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

9.6 Amendment. This Agreement may not be amended except by an instrument in writing signed by the Parties. Notwithstanding anything to the contrary contained herein, this Section 9.6, Section 9.8(b), Section 9.11(ii), Section 9.13 and the last sentence of Section 8.8 may not be amended, supplemented, waived or otherwise modified in a manner materially adverse to the Financing Sources without the prior written consent of the Financing Sources.

9.7 Waiver.

(a) Prior to the Closing, the Purchaser may, with respect to the Seller and/or the Company Entities, and the Seller may, with respect to the Purchaser, (i) extend the time for the performance of any of its obligations or other acts; (ii) waive any inaccuracies in its representations and warranties contained herein or in any document delivered pursuant hereto; or (iii) waive compliance with any of its agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing and shall survive the Closing.

(b) Following the Closing, the Purchaser may, with respect to the Seller and/or the Company Entities, and the Seller may, with respect to the Purchaser, (i) extend the time for the performance of any of its obligations or other acts; (ii) waive any inaccuracies in its representations and warranties contained herein or in any document delivered pursuant hereto; or (iii) waive compliance with any of its agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing.

9.8 Governing Law.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware. All legal proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court sitting in Delaware). Consistent with the preceding sentence, the Parties hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any legal proceeding arising out of or relating to this Agreement brought by any party hereto; (b) agree that service of process will be validly effected by sending notice in accordance with Section 9.2; and (c) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such legal proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the legal proceeding is brought in an inconvenient forum, that the venue of the legal proceeding is improper, or that this Agreement or the Transaction may not be enforced in or by any of the above-named courts.

(b) Notwithstanding the foregoing, each of the Parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or the Transaction, in any forum other than the Supreme Court of the State of New York, Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the federal courts of the State of New York, the courts of the Southern District of New York (Borough of Manhattan) (and appellate courts thereof). Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise), other than for collateral purposes, without the prior written consent of the other Parties; provided, however, that the Purchaser may, without the consent of the Seller, assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any of its direct or indirect wholly owned Subsidiaries, but no such assignment shall relieve the Purchaser of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective, heirs, successors and permitted assigns.

9.11 No Third Party Beneficiaries. (i) Except as otherwise specifically set forth in Section 6.10 and Article VIII (including, without limitation, Section 8.3) and (ii) except for the Financing Sources and their respective successors and permitted assigns (solely with respect to their respective rights under Section 9.6, Section 9.8(b), this Section 9.11, Section 9.13 and the last sentence of Section 8.8), this Agreement is for the sole benefit of the Parties and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder. All references herein to the enforceability of agreements with third parties, the existence or non-existence of third party rights, the absence of breaches or defaults by third parties, or similar matters or statements, are intended only to allocate rights and risks among the Parties and are not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any Party by any third party or give rise to any claim or benefit to any third party.

9.12 Enforcement of Agreement. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to (a) any other remedy to which they are entitled hereunder, at law or in equity, prior to the Closing Date, or (b) any other remedy to which they are entitled hereunder after the Closing Date.

9.13 Waiver of Jury Trial. EACH PARTY HEREBY WAIVERS, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENTS, OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, INCLUDING THE FINANCING THEREOF. EACH PARTY (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14 Conflicts and Privilege. Each of the Parties hereto acknowledges and agrees that Goodwin Procter LLP (“Goodwin”) has acted as counsel to the Company Entities, their Subsidiaries and the Seller in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby. The Purchaser hereby consents and agrees to, and irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with, and agrees to cause the Company Entities and their Subsidiaries to consent and agree to and irrevocably waive and not assert any conflict of interest arising from or in connection with, Goodwin representing the Seller after the Closing, including with respect to disputes in which the interests of the Seller may be directly adverse to the Purchaser and its Affiliates (including the Company Entities and their Subsidiaries). The Purchaser further agrees, on behalf of itself and, after the Closing, on behalf of the Company Entities and their Subsidiaries, that all communications in any form or format whatsoever between or among any of Goodwin, the Seller, the Company Entities and/or any of their Subsidiaries, or any of their respective directors, officers, employees or other representatives that relate in any way to the negotiation, documentation and consummation of the Transaction (collectively, the “Deal Communications”) shall be deemed to be retained and owned by Seller, shall be controlled by Seller, and shall not pass to or be claimed by the Purchaser, the Company Entities or any of their Subsidiaries. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Seller, shall be controlled by Seller and shall not pass to or be claimed by Purchaser, the Company Entities or any of their Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser, any Company Entity or a Subsidiary, on the one hand, and a third party other than the Seller, on the other hand, the Purchaser, the Company Entities or the Subsidiaries may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that none of the Purchaser, the Company Entities or any Subsidiary may waive such privilege without the prior written consent of Seller. In the event that the Purchaser, any Company Entity or any of their Subsidiaries is legally required by Order or otherwise to access or obtain a copy of all or a portion of the Deal Communications, the Purchaser shall promptly (and, in any event, within five (5) Business Days) notify Seller in writing (including by making specific reference to this Section) so that Seller can seek a protective order and the Purchaser agrees to use all commercially reasonable efforts (at the sole expense of Seller) to assist therewith. To the extent that files or other materials maintained by Goodwin constitute property of its clients, only Seller shall hold such property rights and Goodwin shall have no duty to reveal or disclose any such files or other materials or any Privileged Deal Communications by reason of any attorney-client relationship between Goodwin, on the one hand, and any Company Entity or its Subsidiaries, on the other hand. The Purchaser agrees that it will not, and that it will cause the Company Entities and their Subsidiaries not to, (i) intentionally access or use the Privileged Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have Seller waive the attorney-client or other privilege, or by otherwise asserting that the Purchaser, any Company Entity or any of the Company Entities’ Subsidiaries has the right to waive the attorney-client or other privilege or (ii) seek to obtain the Privileged Deal Communications from Goodwin. Notwithstanding the foregoing, Purchaser shall not be in breach of this Agreement solely as a result of inadvertent access to any Privileged Deal Communications. Seller acknowledges and agree that, except as otherwise set forth above relating to the Privileged Deal Communications, all other confidential and privileged information relating to the Company Entities and its Subsidiaries belong to the Company Entities and the Subsidiaries and, following the Closing, Purchaser shall have full rights with respect thereto.

[Signatures on Next Page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

THE PURCHASER:

CEB INC.

By:	/s/ Thomas L. Monahan
Name:	Thomas L. Monahan
Title:	Chairman/CEO

SELLER:

CXO ACQUISITION HOLDINGS, LLC

By:	/s/ Jacques Galante
Name:	Jacques Galante
Title:	Treasurer & Secretary

CXO MIDCO:

CXO ACQUISITION CO.

By:	/s/ Jacques Galante
Name:	Jacques Galante
Title:	Executive Vice President, Treasurer & Secretary

SL MIDCO:

SPORTS LEADERSHIP ACQUISITION CO.

By:	/s/ Jacques Galante
Name:	Jacques Galante
Title:	Executive Vice President, Treasurer & Secretary

Signature Page to Stock Purchase Agreement

SCHEDULE I

DEFINITIONS

In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“409A Plan” is defined in Section 4.8(c) of this Agreement.

“Actual Tax Savings” is defined in Section 6.5(j) of this Agreement.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Affiliated Person” is defined in Section 4.18 of this Agreement.

“Aggregate Purchase Price” means the sum, without duplication, of (i) Two Hundred Seventy-Five Million Dollars ($275,000,000), plus (ii) the Closing Cash, plus (iii) the amount, if any, by which the Closing Date Net Working Capital Amount exceeds the Target Net Working Capital Amount, minus (iv) the amount, if any, by which the Target Net Working Capital Amount exceeds the Closing Date Net Working Capital Amount, minus (v) the Closing Indebtedness, minus (vi) the Selling Expenses.

“Agreed Accounting Principles” means the accounting principles, practices, policies and methodologies set forth on Schedule 1.3 of this Agreement.

“Agreement” is defined in the Preamble of this Agreement.

“Alternative Transaction” is defined in Section 6.9 of this Agreement.

“Basket Amount” is defined in Section 8.4(a) of this Agreement.

“Benefit Plan” is defined in Section 4.8(a) of this Agreement.

“Business Day” means any day of the year on which national banking institutions in New York are opened to the public for conducting business and are not required or authorized to close.

“Cash” means the sum (expressed in United States dollars) of all cash, cash equivalents and liquid instruments that are immediately convertible into cash (including marketable securities) of the Company Entities and their Subsidiaries on a consolidated basis determined in accordance with GAAP, applied in a manner consistent with the Financial Statements.

“Closing” is defined in Section 2.1 of this Agreement.

“Closing Cash” means Cash calculated as of 12:01 a.m. New York time on the Closing Date (but giving effect to any subsequent cash dividends or distributions to the Seller prior to Closing) and in accordance with GAAP, applied in a manner consistent with the Financial Statements.

“Closing Date” is defined in Section 2.1 of this Agreement

“Closing Date Payment” is defined in Section 2.3(a) of this Agreement.

“Closing Date Net Working Capital Amount” means the amount by which (i) Current Assets exceeds (ii) Current Liabilities, in each case, determined as of 12:01 a.m. New York time on the Closing Date and in accordance with GAAP applied in a manner consistent with past practices and the Agreed Accounting Principles.

“Closing Indebtedness” means the Indebtedness of the Company Entities and their Subsidiaries as of 12:01 a.m. New York time on the Closing Date and calculated in accordance with GAAP, to the extent consistent with the Financial Statements (but giving effect to any subsequent incurrence of Indebtedness prior to Closing, other than Indebtedness incurred at or immediately prior to the Closing at the direction of the Purchaser).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Employee” means any employee of the Company Entities or any of their Subsidiaries as of immediately prior to the Closing.

“Company Entity” is defined in the Preamble of this Agreement.

“Company Entity Shares” means shares of CXO Common Stock and SL Common Stock that are issued and outstanding as of immediately prior to the Closing.

“Company Fundamental Representations” means the representations and warranties contained in Section 4.1(a) (Organization), Section 4.1(b) (Authority), Section 4.2 (Capitalization) and Section 4.16 (Brokers).

“Company IP” is defined in Section 4.9(b) of this Agreement.

“Company Owned IP” means all IP owned or purported to be owned by any Company Entity or any of its Subsidiaries.

“Company Software” means all proprietary Software owned or purported to be owned by any Company Entity or any of its Subsidiaries.

“Company Systems” means the information technology systems, including the Software, firmware, hardware, networks, interfaces, applications, platforms and related systems that are owned, licensed or leased by any Company Entity or any of its Subsidiaries.

“Consent” means any approval, consent, ratification, permission, waiver or authorization from any Person other than a Governmental Entity.

“Contract” means any agreement, contract, subcontract, obligation, instrument, note, bond, mortgage, deed of trust, lease, promise, commitment or undertaking that is or purports to be legally binding, whether written or oral.

“Current Assets” means the aggregate amount of all current assets of the Company Entities and their Subsidiaries listed as categories of current assets on Schedule 1.3, on a consolidated basis and in accordance with GAAP applied in a manner consistent with past practices and the Agreed Accounting Principles; provided, however, that Current Assets shall not include any Cash or any deferred Tax assets or assets related to income Taxes.

“Current Liabilities” means the aggregate amount of all current liabilities of the Company Entities and their Subsidiaries listed as categories of current liabilities on Schedule 1.3, on a consolidated basis and in accordance with GAAP applied in a manner consistent with past practices and the Agreed Accounting Principles; provided, however, that Current Liabilities shall not include any Indebtedness, Selling Expenses or other liabilities either paid on or prior to the Closing Date by or on behalf of the Company Entities or any deferred Tax liabilities or liabilities related to income Taxes.

“CXO Common Stock” is defined in Section 4.2(a) of this Agreement.

“CXO Midco” is defined in the Preamble of this Agreement.

“D&O Tail Policies” is defined in Section 6.10(b) of this Agreement.

“Data Security Requirements” means all (i) Laws, including those governing the collection or use (including the storage, display, processing, disclosure, transfer and other disposition) of personal information and other sensitive information, (ii) policies, procedures and practices of any Company Entity and its Subsidiaries, including any privacy policies, programs and other notices, (iii) current requirements under the Payment Card Industry (PCI) Data Security Standards and the individual payment card brand rules to the extent applicable to the Company Entities, and (iv) Contracts and other arrangements to which any Company Entity or any of its Subsidiaries is a party or is otherwise bound, but in each case (clauses (i) through (iv)), only to the extent relating to privacy, data protection and/or security (including security breach notification requirements) and applicable to such Company Entity or any of its Subsidiaries or any of their respective businesses.

“Deal Communications” is defined in Section 9.14 of this Agreement.

“Deductible Amount” is defined in Section 8.4(a) of this Agreement.

“Disclosure Schedule” is defined in Article IV of this Agreement.

“Dispute Period” is defined in Section 8.5(a) of this Agreement.

“Disputed Items” is defined in Section 1.4(b) of this Agreement.

“DOJ” is defined in Section 6.1(b) of this Agreement.

“Dollars” or “$” is defined in Section 9.3 of this Agreement.

“Downward Adjustment Amount” is defined in Section 1.4(e) of this Agreement.

“Employee Benefit Representations” means the representations and warranties contained in Section 4.8.

“ERISA” is defined in Section 4.8(a) of this Agreement.

“ERISA Affiliate” means any entity that would have ever been considered a single employer with any Company Entity under Section 4001(b) of ERISA or part of the same “controlled group” as any Company Entity for purposes of Section 302(d)(3) of ERISA.

“Escrow Accounts” is defined in Section 1.5 of this Agreement.

“Escrow Agent” is defined in Section 2.3(b) of this Agreement.

“Escrow Agreement” is defined in Section 2.3(b) of this Agreement.

“Escrow Amounts” is defined in Section 2.3(b) of this Agreement.

“Escrow Termination Date” is defined in Section 1.5 of this Agreement.

“Estimated Aggregate Purchase Price” is defined in Section 1.3 of this Agreement.

“Estimated Closing Indebtedness” is defined in Section 1.3 of this Agreement.

“Estimated Closing Statement” is defined in Section 1.3 of this Agreement.

“Estimated Selling Expenses” is defined in Section 1.3 of this Agreement.

“Excluded Item” means (i) any liability of the Company Entities or any of their Subsidiaries resulting from any action taken on the Closing Date by or on behalf of the Purchaser or any of its Affiliates, (ii) any liability that is otherwise allocated to, or the obligation of, the Purchaser or any of its Affiliates pursuant to the terms of this Agreement, (iii) any liability of the Company Entities or any of their Subsidiaries that is included in the Final Statement as a Current Liability in determining the Closing Date Net Working Capital Amount, or (iv) any intercompany liability.

“Final Aggregate Purchase Price” is defined in Section 1.4(c) of this Agreement.

“Final Statement” is defined in Section 1.4(c) of this Agreement.

“Financial Statements” is defined in Section 4.4(a) of this Agreement.

“Financing” means any third-party debt financing incurred by the Purchaser or any of its subsidiaries in connection with the Transaction.

“Financing Sources” shall mean the Persons (including lenders, agents and arrangers) that at any time have committed to provide or otherwise entered into agreements in connection with any Financing, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates or Representatives involved in the Financing and their respective successors and assigns.

“FTC” is defined in Section 6.1(b) of this Agreement.

“Fundamental Representations” means the Company Fundamental Representations, the Seller Fundamental Representations and the Purchaser Fundamental Representations.

“Fusionetics Shares” means 500,000 Class B Common Units in Fusionetics Sports Science, LLC (“Fusionetics”) granted to Sports Leadership Institute, Inc. (“SLI”) pursuant to that certain Profits Interest Agreement, by and between Fusionetics and SLI, dated October 1, 2013.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“General Enforceability Exceptions” is defined in Section 4.1(b) of this Agreement.

“Goodwin” is defined in Section 9.14 of this Agreement.

“Governing Documents” means with respect to any particular entity, (i) if a corporation, the articles or certificate of incorporation and the bylaws (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (ii) if a limited partnership, the limited partnership agreement and the articles or certificate of limited partnership (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (iii) if a limited liability company, the articles of organization or certificate of formation and the limited liability company agreement or operating agreement (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (iv) if any other type of entity (including any non-U.S. entity), the formation or organizational documents and the governing documents, (v) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, or registration rights agreements, and (vi) any amendment or supplement to any of the foregoing.

“Governmental Entity” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court or tribunal of competent jurisdiction.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, breakage and other amounts, in each case payable as a result of or in connection with the consummation of the Transaction) arising under, any obligations of the Company Entities or any Subsidiary of a Company Entity in respect of (i) any Contract under which any Company Entity or any of their Subsidiaries has borrowed any money from, or issued or is subject to any loan agreement, credit agreement, promissory note, bond or debenture to any Person, (ii) any Contract under which any of the Company Entities or their Subsidiaries has directly or indirectly guaranteed indebtedness for borrowed money of any other Person (other than endorsements for the purpose of collection in the Ordinary Course of Business), (iii) any credit agreement, promissory note, bond or debenture issued to any Person by any Company Entity or any of their Subsidiaries, (iv) any obligation of the Company Entities under any lease that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP, (v) any obligation of the Company Entities for the deferred purchase price of property, or (vi) obligations for underfunding of any defined benefit pension plan of the Company Entities. “Indebtedness” shall not, and shall not be deemed to, include any Excluded Item.

“Indemnification Claim” is defined in Section 8.5(a) of this Agreement.

“Indemnified Party” is defined in Section 8.5(a) of this Agreement.

“Indemnified Taxes” means any Taxes (a) imposed on any Company Entity or any of its Subsidiaries for any Pre-Closing Tax Period, (b) of any member of an affiliated, consolidated, combined or unitary group of which any Company Entity or any of its Subsidiaries (or any predecessor of the foregoing) is or was a member prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law, (c) of any Person imposed on any Company Entity or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any Law, rule or regulation, which Taxes relate solely to an event or transaction occurring on or before the Closing, (d) that are payroll and employment Taxes imposed with respect to the Sale Bonuses that are accrued as of the end of the day on the Closing Date, (e) except as provided to the contrary in Section 6.5, any reasonable out-of-pocket and third-party costs and expenses associated with preparing, filing, re-filing, amending, revoking, correcting or modifying any Tax Return as otherwise permitted by this Agreement with respect to any Pre-Closing Tax Period (including, for the avoidance of doubt, such costs and expenses of any Tax Return reasonably allocable to the portion of any Straddle Period ending on the Closing Date), and (f) any Taxes for any Post-Closing Tax Period with respect to any adjustment to income under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) or otherwise as a result of any change in method of accounting of the Company Entities or any Subsidiaries; except, in each such case, to the extent such Taxes are included as a Current Liability in determining the Closing Date Net Working Capital Amount, as finally determined, or otherwise constitute an Excluded Item, and hereby, excluding, with respect to any such item, any Taxes resulting from any transaction outside the Ordinary Course of Business engaged in by or at the direction of the Purchaser on the Closing Date after the Closing.

“Indemnifying Party” is defined in Section 8.5(a) of this Agreement.

“Indemnity Escrow Account” is defined in Section 1.5 of this Agreement.

“Indemnity Escrow Amount” is defined in Section 2.3(b) of this Agreement.

“Indemnity Support Agreement” means that certain Indemnity Support Agreement dated as of the date hereof by and among the Seller, the Purchaser and the holders of membership interests in the Seller.

“Insurance Policies” is defined in Section 4.11 of this Agreement.

“Intellectual Property” or “IP” means all intellectual property and all rights associated therewith, including any arising from or in respect of the following in any jurisdiction in the world: (i) all patents and applications therefor, and patent disclosures, and including all continuations, divisionals, continuations-in-part, extensions, revisions, reexaminations or reissues of any patent applications and patents issuing thereon and all counterparts of any of the foregoing; (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, internet domain names, social media identifiers, corporate names and all other indicia of source or origin, together with all translations, adaptations, derivations and combinations thereof, the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof; (iii) copyrights and registrations and applications therefor, works of authorship (whether or not copyrightable) and mask work rights, and all moral rights and other rights associated with the foregoing; (iv) data, databases and database rights; (v) Software; (vi) trade secrets, know-how and technologies, including all inventions (whether or not patentable or reduced to practice), industrial rights, improvements, discoveries, designs, processes, methods, techniques, protocols, formulae, algorithms, compositions, industrial models, architectures, layouts, drawings, plans, specifications, models, methodologies, ideas and confidential information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (vii) rights of privacy and publicity, including rights to the use of names, likenesses, images, voices, signatures and biographical information of real persons; and (viii) copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“IRS” means the United States Internal Revenue Service.

“Key Customer” is defined in Section 4.17 of this Agreement.

“Knowledge of the Company Entities” means the knowledge of Robert L. Dethlefs, John Dettra and Dr. Tim Rahschulte, in each case as such individuals have, or would have had, after reasonable inquiry of the employee of the Seller or the applicable Company Entity or Subsidiary of a Company Entity with primary management oversight and/or responsibility for the subject matter as to which the specific reference to knowledge relates.

“Latest Balance Sheet” is defined in Section 4.4(a) of this Agreement.

“Law” means any and all statutes, laws, ordinances, rules, regulations, Orders, permits, judgments, case law, codes and other rules of law enacted, promulgated or issued by any Governmental Entity.

“Leased Real Property” means all real property leased, subleased or licensed by the Company Entities and/or their Subsidiaries.

“Legal Proceeding” means any action, claim (including any cross-claim or counter-claim), suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien (statutory or other) charge, hypothecation, encroachment, easement, use restriction, right-of-way, title defect, charge attachment, levy or option.

“Loss” means any damages, losses, liabilities, obligations, claims of any kind, interest, expenses (including reasonable fees and expenses of attorneys, accountants and other professionals, including reasonable fees and expenses incurred in connection with the investigation of any matter or the defense of any Legal Proceeding), settlement payments, awards, judgments, fines or amounts or costs paid or incurred in respect of any corrective or remedial action.

“Material Adverse Effect” means, with respect to the Company Entities and their Subsidiaries taken as a whole, the occurrence or existence of an event, condition, change, effect, or development that has an effect that is material and adverse on the assets, liabilities, business, financial condition or results of operations of the Company Entities and their Subsidiaries, on a consolidated basis or on the ability of the Seller to consummate the Transaction; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) any changes, conditions or effects in the economies or securities or financial markets in general anywhere in the world in which the Company Entities and/or their Subsidiaries currently conduct business; (ii) changes, conditions or effects that are generally applicable to the industries in which the Company Entities and/or their Subsidiaries operate; (iii) any change, effect or circumstance resulting from an action required or permitted by this Agreement; (iv) the effect of any changes in applicable Laws or accounting rules, including GAAP; (v) any change, effect or circumstance resulting from the announcement of this Agreement; or (vi) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or other acts of God; provided, however, that any fact, event condition, change or occurrence or effect referred to in clauses (i), (ii), (iv) or (vi) may be taken into account in determining whether a “Material Adverse Effect” has occurred if such fact, event, condition, change, occurrence or effect has a disproportionate effect on the Company Entities or the Subsidiaries of the Company Entities relative to other companies operating in the industries or markets in which such Company Entities or Subsidiaries operate.

“Material Contracts” is defined in Section 4.7(a) of this Agreement.

“Material IP Agreements” means all agreements to which any Company Entity and/or its Subsidiary (i) is granted or grants any right, title or interest in or to, or covenant not to sue with respect to, any Intellectual Property, or (ii) is a party and that otherwise relate, in any material respect, to any Intellectual Property, including any IP assignment, development, Software, hosting, website or content development, co-existence or settlement agreements (but excluding, in each case, any non-exclusive inbound licenses to unmodified, commercially available off-the-shelf software with a replacement cost and/or annual license or maintenance fees of less than $50,000 in the aggregate).

“Neutral Arbitrator” is defined in Section 1.4(c) of this Agreement.

“Net Working Capital Adjustment” means the amount by which the Closing Date Net Working Capital Amount is greater than or less than the Target Net Working Capital Amount.

“Non-Disclosure and Confidentiality Agreement” is defined in Section 6.3 of this Agreement.

“Objection Notice” is defined in Section 1.4(b) of this Agreement.

“Open Source Software” means any Software that is licensed pursuant to (i) any license or other agreement that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the BSD license, the MIT license, the Eclipse Public License, the Common Public License, the Mozilla Public License, and the Artistic License; or (ii) any license or other agreement under which Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms or that purports to (x) require, or condition the use or distribution of, or access to, proprietary Software of the licensee on, the disclosure, licensing, or distribution of, or access to, source code thereto, (y) restrict the licensee’s ability to charge for delivery or distribution of such proprietary Software (whether physical or on a hosted basis), or (z) otherwise impose any limitation, restriction, or condition on the right or ability of the licensee to use, license, sell or distribute or to otherwise provide such proprietary Software (including on a hosted basis).

“Order” is defined in Section 2.4(c) of this Agreement.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Company Entities and their Subsidiaries.

“Parties” is defined in the Preamble of this Agreement.

“Permits” means all permits, licenses, franchises, approvals, authorizations, and consents required to be obtained from Governmental Entities.

“Permitted Liens” means (i) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures diligently conducted and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the Ordinary Course of Business for amounts that are not yet delinquent or are being contested in good faith by appropriate Legal Proceedings; (iii) easements, rights of way, zoning ordinances and other similar encumbrances affecting the Real Property Leases which do not or would not materially impair the use or occupancy of such Leased Real Property in the operation of the business of the Company Entities and their Subsidiaries conducted thereon; or (iv) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Personal Property Leases” means all leases of tangible personal property to which the Company Entities or any of their Subsidiaries is a party.

“Pre-Closing Period” is defined in Section 6.1(a) of this Agreement.

“Pre-Closing Tax Contest” is defined in Section 6.5(c) of this Agreement.

“Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date and (ii) the portion through the end of the Closing Date for any Straddle Period.

“Preliminary Statement” is defined in Section 1.4(a) of this Agreement.

“Privileged Deal Communications” is defined in Section 9.14 of this Agreement.

“Purchaser” is defined in the Preamble of this Agreement.

“Purchaser Disclosure Schedule” is defined in Article V of this Agreement.

“Purchaser Fundamental Representations” means the representations and warranties contained in Section 5.1 (Organization), Section 5.2 (Authority), Section 5.4 (Financial Capability), and Section 5.5 (Brokers).

“Purchaser Indemnified Parties” is defined in Section 8.2(a) of this Agreement.

“Purchaser Prepared Returns” is defined in Section 6.5(b) of this Agreement.

“Purchaser Terminating Breach” is defined in Section 2.4(e) of this Agreement.

“Real Property Leases” is defined in Section 4.6(a) of this Agreement.

“Related Party Liabilities” means all liabilities, debts or obligations owed by (a) the Seller or any of the Seller’s Affiliates (other than a Company Entity or Subsidiary of a Company Entity) to any Company Entity or Subsidiary of a Company Entity or (b) any Company Entity or Subsidiary of a Company Entity to the Seller or any of Seller’s Affiliates (other than any Company Entity or Subsidiary of a Company Entity).

“Representatives” is defined in Section 6.9 of this Agreement.

“Resolution Period” is defined in Section 1.4(b) of this Agreement.

“Review Period” is defined in Section 1.4(b) of this Agreement.

“Sales Bonus” means the bonus payable to the Person and in the amount set forth on Schedule I (SB) of the Disclosure Schedules.

“Schedule Supplement” is defined in Section 6.2 of this Agreement.

“Scheduled IP” is defined in Section 4.9(a) of this Agreement.

“Seller” is defined in the Preamble of this Agreement.

“Seller Fundamental Representations” means the representations and warranties contained in Section 3.1 (Organization), Section 3.2 (Authority and Validity) and Section 3.4 (Ownership of Shares).

“Seller Indemnified Parties” is defined in Section 8.3(a) of this Agreement.

“Seller Prepared Returns” is defined in Section 6.5(b) of this Agreement.

“Seller Terminating Breach” is defined in Section 2.4(d) of this Agreement.

“Selling Expenses” means, without duplication, all of the unpaid fees, costs and expenses incurred by or on behalf of, or to be paid by, the Company Entities or their Subsidiaries in connection with this Agreement, the Transaction Documents or the Transaction, including (i) the obligations of the Company Entities and/or any of their Subsidiaries for all legal, consulting, accounting and other expenses, including the fees and expenses of Jordan, Edminston Group, Inc. and its affiliates and Goodwin Procter LLP, incurred in connection with the Transaction (including any success-based fees) determined as of the Closing, and (ii) the aggregate amount payable by any of the Company Entities or any of their Subsidiaries in connection with the Sales Bonus or any stay bonuses, incentive bonuses, success or transaction bonuses, termination and change of control arrangements and similar obligations that are owed to any Person or that will be triggered, either automatically or with the passage of time (including in combination with any termination of employment at or prior to Closing), in whole or in part by the consummation of the Transaction (including the employer’s share of any payroll Taxes attributable to such amounts that are accrued as of the Closing Date and any amounts payable pursuant to Section 280G of the Code (or any corresponding provision of Law) or to offset or gross-up any Person for any excise Taxes or income Taxes related to the foregoing items) and (iii) accrued management fees and any other fees, expenses or other amounts payable to Leeds Equity Partners V, LP or any of its Affiliates (including any amounts payable upon termination of any Contracts or other arrangements with Leeds Equity Partners V, LP or its Affiliates in connection with the Transaction); provided, however, that the Purchaser shall pay for, and such items shall not be deemed to be “Selling Expenses”: (a) all fees associated with the filing of the notification under the HSR Act and any comparable foreign Laws, as further provided in Section 9.1,(b) the D&O Tail Policies, (c) fifty percent (50%) of the Transfer Taxes and (d) fifty percent (50%) of the fees and expenses of the Escrow Agent; provided, further, that in no event shall Selling Expenses include, or be deemed to include, any Excluded Items.

“SL Common Stock” is defined in Section 4.2(a) of this Agreement.

“SL Midco” is defined in the Preamble of this Agreement.

“Software” means all computer software, including source code, executable code firmware, systems, tools, data, databases and other collections of data, and all information and documentation (including manuals) related to any of the foregoing.

“Straddle Period” is defined in Section 6.5(g) of this Agreement.

“Subsidiaries” means (i) the entities set forth on Schedule 4.3(b) and (ii) all other Persons in which any Company Entity, directly or indirectly, owns a controlling equity interest.

“Target Net Working Capital Amount” means negative Ten Million Four Hundred Forty Nine Thousand Dollars (-$10,449,000).

“Tax” means any federal, state, local or non-U.S. income, gross receipts, license, payroll, employment, workers compensation, excise, severance, environmental, stamp, occupation, premium, registration, profits or lorem, goods and services, alternative or add-on minimum, transfer, franchise, escheat, abandoned or unclaimed property, value-added tax, sales, use, lease, service, service use, property (real or personal), real property gains, withholding, social security (or similar) or unemployment, disability, estimated, levy, assessment, tariff, duty (including any customs duty), deficiency, or other tax, fee, or assessment in a similar nature of the foregoing imposed, assessed, or collected by or under the authority of any Taxing Authority, together with any related charge or amount (including any fine, penalty, interest, or addition to tax) in respect of the foregoing or the failure to pay any such amount or file any Tax Return, and any interest in respect of such related charges or amounts.

“Tax Authority” and “Taxing Authority” mean any U.S. or non-U.S. federal, national, state, provincial, county, or municipal or other local government, any subdivision, agency, commission, or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“Tax Contest” is defined in Section 6.5(c) of this Agreement.

“Tax Representations” means the representations and warranties contained in Section 4.14.

“Tax Return” or “Tax Returns” means any return, declaration, estimate, report, claim for refund, information return or statement or other document relating to Taxes that is filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any extension thereto or any amendments thereof.

“Termination Date” is defined in Section 2.4(a) of this Agreement.

“Transaction” means, collectively, the transactions contemplated by this Agreement.

“Transaction Documents” means this Agreement (including the Disclosure Schedules), the Escrow Agreement and the Indemnity Support Agreement.

“Transaction Expenses” is defined in Section 6.5(b) of this Agreement.

“Transfer Taxes” is defined in Section 6.5(a) of this Agreement

“Upward Adjustment Amount” is defined in Section 1.4(f) of this Agreement.

“User Data” means any information collected about a Person including their name, street address, company name, telephone number, e-mail address, photograph, social security number, driver’s license number, credit card number, passport number, or customer or account number, or any other piece of information that allows the identification of a Person.

“Voting Debt” is defined in Section 4.2(b) of this Agreement.

“Working Capital Escrow Account” is defined in Section 1.5 of this Agreement.

“Working Capital Escrow Amount” is defined in Section 2.3(b) of this Agreement.

SCHEDULE II

DISCLOSURE SCHEDULES

(Attached)

SCHEDULE III

PURCHASER DISCLOSURE SCHEDULES

(Attached)

EXHIBIT A

FORM OF ESCROW AGREEMENT

(Attached)